Exhibit 99.2

EXECUTION VERSION

INVESTOR RIGHTS AGREEMENT

BY AND AMONG

BCP YORK HOLDINGS (DELAWARE) L.P.,

THOMSON REUTERS U.S. LLC

and

KING (CAYMAN) HOLDINGS LTD.

DATED AS OF OCTOBER 1, 2018

EXHIBIT A – Registration Rights Agreement

SCHEDULES

Schedule 1.1(a)	Company Sale Threshold Price

Schedule 1.1(b)	Screening Products Examples

Schedule 1.1(c)	Transaction Documents

Schedule 2.1	Initial Members of Company Board

Schedule 3.1(a)	Form of Joinder

Schedule 5.3	Employment Bands

Schedule 6.3(e)	Information

Schedule 8.4	Tax Allocations

INVESTOR RIGHTS AGREEMENT

This INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made as of October 1, 2018 by and among BCP York Holdings (Delaware) L.P., a Delaware limited partnership (“BCP York”), Thomson Reuters U.S. LLC, a Delaware limited liability company (“TR U.S.” and, each of TR U.S. and BCP York, an “Investor”), and King (Cayman) Holdings Ltd., a Cayman Islands exempted limited company (the “Company” and, together with the Investors, the “Parties”).

RECITALS

WHEREAS, pursuant to a Transaction Agreement, dated as of January 30, 2018 by and among TR Parent, the Company and the other parties thereto (as amended, modified or supplemented from time to time, the “Transaction Agreement”), BCP York is contributing to the Company cash in exchange for Interests, and TR U.S. is contributing, or causing its Affiliates to contribute, transfer or otherwise convey to the Company or its applicable Subsidiaries certain assets (subject to certain liabilities) in exchange for cash and Interests;

WHEREAS, the Parties wish to set forth certain rights and obligations that they will have with respect to the Company; and

WHEREAS, this Agreement is being entered into at the Closing pursuant to the Transaction Agreement, and the other Transaction Documents have been entered into or are being entered into at the Closing pursuant to the Transaction Agreement.

AGREEMENTS

NOW, THEREFORE, in connection with the mutual covenants and agreements herein made and other good and valuable consideration, the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Defined Terms.

(a)    In this Agreement, except where the context otherwise requires:

“1099 Products” means (i) the 1099 production products, services, software and solutions offered by Subsidiaries of each of the TR Group Entities and Company Entities as of the date hereof, including those set forth on Schedule 1.1(b); (ii) any extensions, expansions, and modifications of any product, service, software or solution that is a 1099 Product prior to such extension, expansion or modification, so long as such extension, expansion or modification reasonably relates to the purpose and scope of such 1099 Product (or the original product, service, software or solution of which such 1099 Product is an extension, expansion, modification, replacement or combination of the foregoing) as of the date hereof; and (iii) any replacements of any product, service, software or solution that is a 1099 Product prior to such replacement, which replacements have a purpose and scope reasonably similar to the purpose and scope of the 1099 Product being replaced at the time of such replacement.

“14.5% Preferred Shares” means the 14.5% preferred shares of the Company of a nominal or par value of $0.00001 per share, and each with an initial stated value of $1,000 per share, which are designated as 14.5% Preferred Shares each with the rights provided for in the Articles of Association.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person; provided that the term “Affiliate” does not include (i) any Company Entity when used with respect to any BCP York Group Entity or any TR Group Entity, or vice versa or (ii) any BCP York Portfolio Company when used with respect to any BCP York Group Entity.

“Affiliated Institution” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise an Indemnified Person has agreed, on behalf of the Company or at the Company’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described in this Agreement) from whom an Indemnified Person may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Company may also have an indemnification or advancement obligation (other than as a result of obligations under an insurance policy).

“Appraiser” means an investment bank or financial advisory firm of internationally recognized standing, with experience in the valuation of businesses similar to those of the Company, which has not provided any significant services within the two years preceding the date of its engagement to the Company, and that is mutually agreed by TR U.S. and BCP York from time to time.

“Articles of Association” means the Amended and Restated Memorandum and Articles of Association of the Company, including all schedules and exhibits thereto.

“BCP York Group” means BCP York, the BCP York Investors and their Affiliates, including Blackstone Parent, Blackstone, any investment funds, vehicles or similar entities under common control with a BCP York Investor or advised by the same investment advisers as a BCP York Investor or any of a BCP York Investor’s parent entities, but excluding BCP York Portfolio Companies.

“BCP York Group Entity” means any member of the BCP York Group.

“BCP York Investors” means BCP York Upper Aggregator, BCP York Aggregator (Cayman) L.P., a Cayman Islands exempted limited partnership, CPP Investment Board (USRE III) Inc., Suzuka Investment Pte Ltd. and Blackstone Family Investment Partnership Cayman (VII) – ESC L.P.

“BCP York Portfolio Company” means any portfolio company of any BCP York Group Entity.

“BCP York Upper Aggregator” means BCP York Upper Aggregator (Cayman) L.P.

“Blackstone” means Blackstone Capital Partners (Cayman) VII L.P.

“Blackstone Parent” means The Blackstone Group L.P. or any successor entity thereto.

“Business Day” means a day ending at 11:59 p.m. (Eastern Time), other than a Saturday, a Sunday or any other day on which commercial banks in Toronto, Canada or New York, New York are authorized or obligated by Law to close.

“Canadian Tax Act” means the Income Tax Act (Canada), as amended (including, without limitation, the equivalent legislation of any province or territory in Canada).

“CFC Income” means any “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 or Section 951A of the Code required to be recognized by an Investor, any of its Affiliates or any of its direct or indirect owners with respect to any Company Entity (for the avoidance of doubt, excluding any such income required to be recognized by a Company Entity).

“Change of Control” means, with respect to any Person, any of the following, in a single transaction or in a series of related transactions after the Closing: (i) the acquisition by any other Person or group (within the meaning of Section 13(d)(3) of the Exchange Act), by way of merger, recapitalization, consolidation, business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) (including through indirect purchase) or otherwise, of more than 50% of the total voting power of such Person; (ii) the sale, transfer, assignment or disposition of all or substantially all of the assets of such Person to any other Person or group; or (iii) any other transaction or series of related transactions (other than dispersed trading in publicly traded securities) pursuant to which the shareholders of such Person immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting power of such Person or of any surviving or acquiring entity (or its parent) immediately following such transaction; provided that (A) a transfer of voting control of Blackstone Parent from Stephen A. Schwarzman to one or more directors or employees of Blackstone Parent shall not be deemed to constitute a Change of Control of any BCP York Group Entity or the Company; (B) a transaction that would constitute a Change of Control of any controlled affiliate of Blackstone Parent where the Person acquiring control is any other controlled affiliate of Blackstone Parent shall not, taken alone, be considered a Change of Control of the Company or any of its controlled affiliates for purposes of this Agreement; (C) a public offering of the Company (or IPO Corporation) shall not be deemed to constitute a Change of Control of the Company or any other Company Entity; (D) none of (i) to (iii) shall constitute a Change of Control of an Investor or the Company in the event that such acquisition, Transfer or other transaction or series of related transactions is solely between an Investor and a BCP York Group Entity, in the case of BCP York, or a TR Group Entity, in the case of TR U.S.; (E) no transaction or series of transactions shall constitute a Change of Control of TR U.S. or TR Parent solely due to changes in the beneficial ownership or voting control of TR U.S. or TR Parent that may be deemed to be held or possessed by the Woodbridge Company Ltd. or its Affiliates or its or their equityholders; and (F) none of (i) to (iii) shall constitute a Change of Control of the Company if the resulting acquiring or controlling Person is a TR Group Entity.

“Class A Common Shares” means the Class A-1 Common Shares, Class A-1X Common Shares, Class A-2 Common Shares, Class A-2X Common Shares and Class A-3 Common Shares.

“Class A-1 Common Shares” means the Class A-1 ordinary share capital of the Company of a nominal or par value of US$0.00001 per share designated as Class A-1 Common Shares each with the rights provided for in the Articles of Association.

“Class A-1 10% Preferred Shares” means the Class A-1 10% preferred shares of the Company of a nominal or par value of $0.00001 per share, and each with an initial stated value of $1.00 per share designated as Class A-1 10% Preferred Shares each with the rights provided for in the Articles of Association.

“Class A-1X Common Shares” means the Class A-1X Common Shares into which Class A-1 Common Shares have converted upon the Transfer by BCP York Group Entity to a third party (other than a Permitted Transferee), designated as Class A-1X Common Shares each with the rights provided for in the Articles of Association.

“Class A-1X 10% Preferred Shares” means the Class A-1X 10% Preferred Shares into which Class A-1 10% Preferred Shares have converted upon the Transfer by BCP York to a third party (other than a Permitted Transferee), designated as Class A-1X 10% Preferred Shares each with the rights provided for in the Articles of Association.

“Class A-2 Common Shares” means the Class A-2 ordinary share capital of the Company of a nominal or par value of US$0.00001 per share designated as Class A-2 Common Shares each with the rights provided for in the Articles of Association.

“Class A-2 10% Preferred Shares” means the Class A-2 10% preferred shares of the Company of a nominal or par value of $0.00001 per share, and each with an initial stated value of $1.00 per share designated as Class A-2 10% Preferred Shares each with the rights provided for in the Articles of Association.

“Class A-2X Common Shares” means the Class A-2X Common Shares into which Class A-2 Common Shares have converted upon the Transfer by TR U.S. to a third party (other than a Permitted Transferee), designated as Class A-2X Common Shares each with the rights provided for in the Articles of Association.

“Class A-2X 10% Preferred Shares” means the Class A-2X 10% Preferred Shares into which Class A-2 10% Preferred Shares have converted upon the Transfer by TR U.S. to a third party (other than a Permitted Transferee), designated as Class A-2X Preferred Shares each with the rights provided for in the Articles of Association.

“Class A-3 Common Shares” means the Class A-3 ordinary share capital of the Company of a nominal or par value of US$0.00001 per share designated as Class A-3 Common Shares each with the rights provided for in the Articles of Association.

“Class A-3 10% Preferred Shares” means the Class A-3 10% preferred shares of the Company of a nominal or par value of $0.00001 per share, and each with an initial stated value of

$1.00 designated as Class A-3 10% Preferred Shares each with the rights provided for in the Articles of Association.

“Class B Common Shares” means the non-voting Class B ordinary share capital of the Company of a nominal or par value of US$0.00001 per share designated as Class B Common Shares each with the rights provided for in the Articles of Association.

“Class B 10% Preferred Shares” means the Class B 10% preferred shares of the Company of a nominal or par value of $0.00001 per share, and each with an initial stated value of $1.00 per share designated as Class B Common Shares each with the rights provided for in the Articles of Association.

“Class C Common Shares” means non-voting Class C ordinary share capital of the Company of a nominal or par value of US$0.00001 per share issued on or following the Closing Date to selected officers, directors, managers or other employees of the Company and/or its Subsidiaries in accordance with the Equity Incentive Plan and designated as Class C Common Shares each with the rights provided for in the Articles of Association.

“Class D Common Shares” means non-voting Class D ordinary share capital of the Company of a nominal or par value of US$0.00001 per share issued on or following the Closing Date to selected officers, directors, managers or other employees of the Company and/or its Subsidiaries in accordance with the Equity Incentive Plan and designated as Class D Common Shares each with the rights provided for in the Articles of Association.

“Closing” has the meaning set forth in the Transaction Agreement.

“Closing Date” means October 1, 2018.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Shares” means the Class A Common Shares, the Class B Common Shares, the Class C Common Shares and the Class D Common Shares.

“Company Board” means the board of directors of the Company.

“Company Entities” means the Company and its controlled Affiliates.

“Company Sale Threshold Price” means the amount set forth on Schedule 1.1(a); provided that the Company Sale Threshold Price shall be equitably adjusted for any dividend or distribution of Interests to the Investors, and for any split, subdivision, reverse split or combination of Interests.

“control” or “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Covered Company Products” means (a) the products, services, software and solutions offered by any of the Company Entities as of the Closing Date (giving effect to the Closing); and (b) any extensions, expansions, modifications and replacements of a Covered Company Product that have substantially the same purpose and scope as such Covered Company Product; provided that Covered Company Products shall not include any Screening Products or 1099 Products.

“Covered TR Products” means (a) the products, services, software and solutions offered by any of the TR Group Entities as of the Closing Date (giving effect to the Closing); and (b) any extensions, expansions, modifications and replacements of a Covered TR Product that have substantially the same purpose and scope as such Covered TR Product; provided that Covered TR Products shall not include any Screening Products or 1099 Products.

“Credit Agreement” means the Credit Agreement dated as of October 1, 2018, among F&R (Cayman) Parent Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Financial & Risk US Holdings, Inc., a Delaware corporation, the other Guarantors party thereto from time to time, Bank of America, N.A., as Administrative Agent, Collateral Agent, Swing Line Lender and L/C Issuer, and each of the entities from time to time party thereto as lenders, without regard to any amendments after the date of this Agreement.

“Disabling Conduct” means, in respect of any Person, an act or omission (a) that is a criminal act by such Person or (b) that constitutes fraud or willful misconduct by such Person.

“Drag-Along Percentage” means, as of any calculation date, TR U.S.’s Tag-Along Percentage.

“Eligible Entity” means an “eligible entity” within the meaning of Treasury Regulations Section 301.7701-3(a).

“Equity Investors” means CPP Investment Board (USRE) III Inc., Suzuka Investment Pte Ltd., and collectively BCP York Upper Aggregator and Blackstone Family Investment Partnership Cayman (VII) – ESC L.P.

“Equity Securities” means, with respect to any Person other than an individual, any class of equity or voting securities or instruments of such Person, or any securities or instruments exercisable for, convertible into, or exchangeable for equity or voting securities or instruments of such Person (whether immediately or after the passage of time or occurrence of conditions).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAPI Income” means any “foreign accrual property income” within the meaning of subsection 95(1) of the Canadian Tax Act of any Company Entity required to be recognized by an Investor, any of its Affiliates or any of its direct or indirect owners by reason of the status of any Company Entity as a “controlled foreign affiliate” within the meaning of subsection 95(1) of the Canadian Tax Act.

“FATCA” means Sections 1471 through 1474 of the Code and any Treasury Regulations promulgated thereunder or official interpretations thereof, the Common Reporting Standard issued by the Organization for Economic Cooperation and Development, any intergovernmental agreements entered into in connection with any of the foregoing, and any treaty, Law, regulation or other official guidance adopted in connection with any such intergovernmental agreement.

“General Ownership Threshold” means 10%.

“GESA” means the Global Employee Services Agreement, dated as of October 1, 2018, between TR Parent and the Company.

“Governmental Entity” means any court, administrative agency, department, body, commission or other governmental authority, body or instrumentality, supranational, federal, state, provincial, local, domestic or foreign governmental or regulatory authority, and any self-regulatory organization (including any national securities exchange).

“Group” means, with respect to any BCP York Group Entity, the BCP York Group, and with respect to any TR Group Entity, the TR Group.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and consistently applied by the Company.

“Indebtedness” means Indebtedness (as defined in the Credit Agreement).

“Interests” means any shares of any class (other than 14.5% Preferred Shares) or any other securities in the capital of the Company into which any shares of any class are converted or for which any shares of any class are exchanged. The 14.5% Preferred Shares are not Interests.

“Investor Group Entity” means, in the case of BCP York, a BCP York Group Entity, and in the case of TR U.S., a TR U.S. Group Entity.

“Investor Relative Ownership” means, with respect to an Investor at any time, the number of stapled units of Class A-1 Common Shares/Class A-1 10% Preferred Shares, Class A-1X Common Shares/Class A-1X 10% Preferred Shares, Class A-2 Common Shares/Class A-2 10% Preferred Shares, Class A-2X Common Shares/Class A-2X 10% Preferred Shares, Class A-3 Common Shares/Class A-3 Preferred Shares and Class B Common Shares/Class B 10% Preferred Shares (with each stapled unit of one Common Share and 99 Preferred Shares counting once for this purpose) then owned beneficially and of record by all of the members of the Investor’s Group, in the aggregate, divided by the total number of stapled units of Class A-1 Common Shares/Class A-1 10% Preferred Shares, Class A-1X Common Shares/Class A-1X 10% Preferred Shares, Class A-2 Common Shares/Class A-2 10% Preferred Shares, Class A-2X Common Shares/Class A-2X 10% Preferred Shares, Class A-3 Common Shares/Class A-3 Preferred Shares and Class B Common Shares/Class B 10% Preferred Shares (with each stapled unit of 1 Common Share and 99 Preferred Shares counting once for this purpose) then owned beneficially and of record by all of the members of the BCP York Group and all of the members of the TR Group in the aggregate (with an equitable adjustment to maintain such formula in the event either Investor acquires Interests of a newly issued series or any of the above securities are reclassified, amended modified, redeemed, or subject to a share split, share combination, dividend, or any similar changes).

“IRS” means the U.S. Internal Revenue Service.

“Issuance” means, with respect to any Person other than an individual, any issuance or sale by such Person of any Equity Securities of such Person, or such Person entering into any agreement or arrangement to issue or sell any Equity Securities of such Person.

“Law” means any law (including common law), constitution, treaty, statute, code, rule, regulation, ordinance or other pronouncement of a Governmental Entity having a similar effect and any Order.

“Management Securityholders Agreement” means the Securityholders Agreement, dated as of October 1, 2018, among the Company and the other parties thereto.

“Management Holders” means the Securityholders under the Management Securityholders Agreement.

“Maximum Leverage Ratio” means [Redacted – numerical ratio]

“Order” means any order, writ, judgment, stipulation, decree, injunction, award or decision of, or consent agreement or similar arrangement with, any Governmental Entity.

“Ownership Interest” means, with respect to an Investor at any time, the number of stapled units of Class A-1 Common Shares/Class A-1 10% Preferred Shares, Class A-1X Common Shares/Class A-1X 10% Preferred Shares, Class A-2 Common Shares/Class A-2 10% Preferred Shares, Class A-2X Common Shares/Class A-2X 10% Preferred Shares, Class A-3 Common Shares/Class A-3 Preferred Shares and Class B Common Shares/Class B 10% Preferred Shares (with each stapled unit of one Common Share and 99 Preferred Shares counting once for this purpose) then owned beneficially and of record by all of the members of the Investor’s Group, in the aggregate, divided by the total number of stapled units of Class A-1 Common Shares/Class A-1 10% Preferred Shares, Class A-1X Common Shares/Class A-1X 10% Preferred Shares, Class A-2 Common Shares/Class A-2 10% Preferred Shares, Class A-2X Common Shares/Class A-2X 10% Preferred Shares, Class A-3 Common Shares/Class A-3 Preferred Shares and Class B Common Shares/Class B 10% Preferred Shares (with each stapled unit of 1 Common Share and 99 Preferred Shares counting once for this purpose) then outstanding (with an equitable adjustment to maintain such formula in the event the Company issues Interests of a newly issued series or class or any of the above securities are reclassified, amended modified, redeemed, or subject to a share split, share combination, dividend, or any similar changes).

“Parent” means Blackstone Parent or TR Parent.

“Per Se Entity” means a business entity that is classified as a corporation for U.S. federal income Tax purposes pursuant to Treasury Regulations Section 301.7701-2(b)(1), (3), (4), (5), (6), (7) or (8), or that is otherwise not eligible to make an election pursuant to Treasury Regulations Section 301.7701-3(c) to be classified as other than a corporation for U.S. federal income Tax purposes.

“Permitted Transferee” means, with respect to an Investor, any Investor Group Entity who is the transferee in any Transfer of Interests by such Investor; provided that such Transfer does not result in default under the Company’s indebtedness.

“Person” means an individual, partnership, corporation, unincorporated organization, joint stock company, limited liability company, association, trust, joint venture, Governmental Entity or any other entity.

“Proceeding” means any action, suit, investigation or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

“Public Company” means a Person that (a) has a class of equity securities registered under Section 12 of the Exchange Act; (b) is required to file reports under Section 15(d) of the Exchange Act as a result of the effectiveness of a registration statement under the Securities Act with respect to equity securities of such Person; or (c) has a class of equity securities listed for trading on a stock exchange outside of the United States.

“Qualified IPO” means a broadly placed initial public underwritten (firm commitment) offering of Equity Securities of the Company or an IPO Corporation; provided that the Equity Securities of the Company or IPO Corporation sold in such offering (a) are approved for listing on the New York Stock Exchange, Nasdaq or the London Stock Exchange (under such exchange’s highest then-applicable listing standards) and (b) have an aggregate value, based on the reasonably expected per share public offering price of the Equity Securities to be sold in such initial public offering based on advice from the managing underwriter selected to lead such offering, of not less than US$ [Redacted – numerical number].

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of October 1, 2018, by and among BCP York, TR U.S., and the Company, as amended, amended and restated, supplemented or otherwise modified and in effect from time to time.

“Rescue Financing” means financing provided to the Company or any of its material Subsidiaries, which financing is urgently required to (a) remedy an existing, or avoid an imminent, default by any of the Company or any such Subsidiary under any financial maintenance covenant (but not, for the avoidance of doubt, any incurrence-based financial covenant) contained in any syndicated bank credit agreement, (b) provide liquidity to the Company or any such Subsidiary as required to fund its ongoing operations in the ordinary course of business to avoid imminent insolvency or (c) comply with applicable capital requirement under rules or regulations of any Governmental Entity.

“Screening Products” means (a) the investigative research and screening products, services, software and solutions offered by Subsidiaries of each of TR Group Entities and Company Entities as of the date hereof, including those set forth on Schedule 1.1(b); (b) any extensions, expansions, and modifications of any product, service, software or solution that is a Screening Product prior to such extension, expansion or modification, so long as such extension, expansion or modification reasonably relates to the purpose and scope of such Screening Product (or the original product, service, software or solution of which such Screening Product is an extension, expansion, modification, replacement or combination of the foregoing) as of the date hereof; and (c) any replacements of any product, service, software or solution that is a Screening Product prior to such replacement, which replacements have a purpose and scope reasonably similar to the purpose and scope of the Screening Product being replaced at the time of such replacement.

“Secondary Warrant Agreement” means the Secondary Warrant Agreement, dated as of October 1, 2018, among BCP York, TR U.S. and the Company, as amended, amended and restated, supplemented or otherwise modified and in effect from time to time.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Tax Matter” means the U.S. federal income tax treatment to the Company or any of its Subsidiaries (or any of their successors or assigns) solely to the extent related to whether the amortization of any Tax basis in the U.S. IP existing as of immediately after the acquisition of such U.S. IP by Thomson Reuters (GRC) Inc. from Thomson Reuters Global Resources Unlimited Company is subject to the base erosion minimum tax pursuant to Section 59A of the Code.

“Subsidiary” means, with respect to any Person, (a) any other Person, including a corporation, joint venture, a general or limited partnership or a limited liability company, in which such first Person, directly or indirectly through one or more subsidiaries, at the time owns at least 50% of the ownership interests entitled to vote in the election of directors, managing partners, managers or trustees thereof (or other Persons performing such functions) or (b) such first Person acts as the general partner, managing member, trustee (or Persons performing similar functions) of such other Person; provided that no Company Entity shall be deemed to be a Subsidiary of any BCP York Group Entity or TR Group Entity.

“Support and Services Agreement” means the Support and Services Agreement, dated as of October 1, 2018, among the Company and Blackstone Management Partners L.L.C., as amended, amended and restated, supplemented or otherwise modified and in effect from time to time.

“Tax” has the meaning set forth in the Transaction Agreement.

“Tax Proceeding” has the meaning set forth in the Transaction Agreement.

“Tax Return” has the meaning set forth in the Transaction Agreement.

“Tax Year” means the Tax year of the Company for U.S. federal income Tax purposes as determined pursuant to Section 706 of the Code.

“Taxing Authority” has the meaning set forth in the Transaction Agreement.

“TR Group” means TR Parent and its controlled Affiliates, including TR U.S.

“TR Group Entity” means any member of the TR Group.

“TR Parent” means Thomson Reuters Corporation, a corporation organized under the Laws of the Province of Ontario, Canada or any successor entity thereto.

“TR Specified Tax Matter” means the U.S. federal income tax treatment to Thomson Reuters America Corporation or its Subsidiaries (or any of their successors or assigns) (for the avoidance of doubt, other than the Company and its Subsidiaries) to the extent related to the application of the base erosion minimum tax pursuant to Section 59A of the Code.

“Transaction Documents” means the documents listed on Schedule 1.1(c) hereto.

“Transfer” means, directly or indirectly, to sell, transfer, assign, charge, mortgage, hypothecate, pledge, encumber, grant a security interest in, grant any right or option or create any convertible, exchangeable or derivative security with respect to, or otherwise dispose of (whether by operation of law or otherwise) any direct or indirect economic, voting or other rights in or to any Interest (or any portion thereof), including by means of a disposition of any equity interests in an Investor or in a Person that directly or indirectly holds any equity interests in an Investor; provided that (a) a transfer of any equity interest in a Person that directly or indirectly holds any equity interests in an Investor to any other Person that is a direct or indirect wholly owned Subsidiary of a Parent shall not be deemed to be a Transfer of any Interest; (b) any direct or indirect transfer of (x) any equity interest in BCP York by any BCP York Group Entity to any other BCP York Group Entity or (y) an interest in an investment fund, vehicle or similar entity of the BCP York Group, shall not be deemed to be a Transfer of any Interest and (c) so long as a Parent is a Public Company, none of an issuance (including from treasury or from a Subsidiary), disposition (including in a Change of Control of such Parent), redemption or repurchase of any Equity Securities in such Parent shall be deemed to be a Transfer of any Interest (or portion thereof). “Transferred” and “Transferring” shall have correlative meanings.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“U.S. IP” means, collectively, the intellectual property (including registered trademarks, registered trademark applications, unregistered intellectual property, and patents and patent applications) assigned, transferred or conveyed to Thomson Reuters (GRC) Inc. pursuant to the Transaction Documents.

(b)    In addition, the following terms are defined in the Sections set forth below:

Defined Term Section

Affiliated Persons	Section 7.4(c)
Agreement	Preamble
BCP York	Preamble
CFA Status	Section 8.7(c)
Chair	Section 2.1(e)
Claims and Expenses	Section 7.3(a)
Company	Preamble
Company Board Size	Section 2.1(b)
Company Sale	Section 3.3(a)
Corporate Opportunity	Section 7.4(c)
Drag-Along Notice	Section 3.3(b)
Drag-Along Right	Section 3.3(b)
EP Status	Section 8.7(c)
FA Status	Section 8.7(c)
Indemnified Person	Section 7.3(a)
Information	Section 6.3(a)
Information Recipient	Section 6.3(a)
Information Representative	Section 6.3(c)
Investor	Preamble
IPO Conversion	Section 3.4

IPO Corporation	Section 3.4
Observer	Section 2.1(g)
Parties	Preamble
Partnership Representative	Section 8.3
Partnership Tax Returns	Section 8.4(a)(ii)
PCAOB	Section 6.2(c)
PDF	Section 2.3(e)
Portfolio Companies	Section 7.4(c)
Preemptive Right	Section 4.1(b)
Preemptive Right Acceptance Notice	Section 4.1(c)
Preemptive Right Entitlement	Section 4.1(b)
Preemptive Right Notice	Section 4.1(a)
Preemptive Right Securities	Section 4.1(a)
Qualified IPO Notice	Section 3.4
Relevant Tax Proceeding	Section 8.10(a)
Tag-Along Acceptance Notice	Section 3.2(c)
Tag-Along Investor	Section 3.2(a)
Tag-Along Maximum Amount	Section 3.2(a)
Tag-Along Notice	Section 3.2(a)
Tag-Along Percentage	Section 3.2(g)
Tag-Along Right	Section 3.2(b)
Tag-Along Sale	Section 3.2
Tag-Along Transfer Amount	Section 3.2(a)
Tax Advances	Section 8.5(a)
Tax Objective	Section 8.7(f)
TR U.S.	Preamble
Transaction Agreement	Recitals
Transferring Investor	Section 3.2(a)

ARTICLE 2

COMPANY GOVERNANCE

Section 2.1    Board; Board Composition.

(a)    The business and affairs of the Company shall be managed and controlled by the Company Board. Subject to Section 2.4, Article 8 and applicable Law, the Company Board shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein. Notwithstanding anything to the contrary in this Agreement, no member of the Company Board, acting solely in his or her capacity as such, shall have the right, power or authority to act as an agent of the Company, to bind the Company or to execute any documents to be signed by the Company unless expressly authorized in writing by or pursuant to a duly constituted meeting of the Company Board.

(b)    The Company Board shall comprise 10 individuals, or such other number as is mutually agreed in writing from time to time by BCP York and TR U.S. (the “Company Board Size”), subject to mandatory reduction from time to time corresponding to any reduction, as described below, in the number of individuals either BCP York or TR U.S. is entitled to designate to the Company Board. BCP York and TR U.S. shall initially be entitled to appoint five and four individuals to the Company Board, respectively, and the Chief Executive Officer of the Company then in office shall be appointed as a non-voting member. Voting by BCP York directors shall be subject to the weighted-voting provisions set forth in the Articles of Association that provide that each BCP York director shall be deemed to vote in accordance with the affirmative or negative vote of the majority of BCP York directors (the “Majority BCP York Directors”) in relation to any resolution of the Company Board (or any committee thereof of which any such BCP York directors are members) on which those BCP York directors are entitled to vote, and the Company Board (or committee thereof) shall acknowledge and consider the vote of each BCP York director for all purposes under the Articles of Association and any related actions as determined in accordance with the foregoing (i.e., if the Majority BCP York Directors vote in the affirmative with respect to a matter, then all of the BCP York directors shall be deemed to have voted in the affirmative with respect to such matter notwithstanding any individual vote of a BCP York director). Other than the weighted-voting provisions applicable to the BCP York directors, all directors of the Company (other than the Chief Executive Officer of the Company, who shall be non-voting) shall have identical rights and privileges and shall be subject to identical limitations. Unless otherwise agreed by BCP York and TR U.S., if an Investor Transfers (other than to its Permitted Transferees) more than 25% of the Interests it owns as of October 1, 2018, it shall lose the right to appoint one director, and shall lose its right to appoint one additional director for every successive 25% of the Interests it owns as of October 1, 2018 that it Transfers (other than to its Permitted Transferees), provided that (i) if at any time one Investor has an Ownership Interest that is 10% or more in excess of the other Investor’s Ownership Interest, the number of directors that the first Investor shall have a right to appoint shall be no less than one more than the number of directors that the second Investor shall have a right to appoint; (ii) so long as an Investor’s Ownership Interest is greater than or equal to the General Ownership Threshold, such Investor shall be entitled to appoint at least one individual to the Company Board; and (iii) if at any time an Investor ceases to have an Ownership Interest greater than or equal to the General Ownership Threshold, thereafter it shall not be entitled to appoint any members of the Company Board. BCP York and TR U.S. agree to exercise all voting rights that they have with respect to the Company to elect to the Company Board any individuals designated by each of BCP York and TR U.S. in accordance with this Section 2.1.

(c)    The individuals listed on Schedule 2.1 hereto are the individuals appointed by the Investors as the initial members of the Company Board as of the Closing. Each individual appointed to the Company Board shall hold such position until his or her successor is appointed or until his or her earlier death, disability, resignation or removal.

(d)    Each member of the Company Board that is an employee of an Investor Group Entity or the Company shall serve on the Company Board without compensation. Any compensation paid to members of the Company Board shall be in a reasonable and customary form and amount. Each member of the Company Board shall be entitled to reimbursement for reasonable out-of-pocket costs and expenses (including travel and related expenses) incurred by such member of the Company Board in connection with attending meetings of the Company Board and in the course of conducting the Company’s business.

(e)    The Company Board (other than the Chief Executive Officer of the Company, who shall be non-voting) shall elect a chairperson (the “Chair”) from among those members of the Company Board appointed by the Investor with the larger Ownership Interest. The Chair shall not have any rights or powers different from any other member of the Company Board other than as specified in this Agreement or to the extent delegated by the Company Board with respect to procedural matters. The individual identified as the Chair on Schedule 2.1 hereto is the individual appointed by BCP York as the initial Chair as of the Closing.

(f)    The Company Board shall have the right to establish any committees of directors, with such rights, powers and privileges, as the Company Board shall deem appropriate from time to time, subject to applicable law. The number of appointees of each Investor included in any committee of the Company Board shall be in proportion to the number of directors such Investor is entitled to appoint pursuant to Section 2.1(b), but, in any event, shall not be less than one director for each Investor if such Investor has the right to appoint any directors pursuant to Section 2.1(b).

(g)    For as long as an Investor Group Entity is entitled to appoint (or, in the case of BCP York Group Entities, have appointed on its behalf) at least one member of the Company Board in accordance with Section 2.1(b), such Investor Group Entity shall be entitled to appoint at least one observer (with the exact number of observers to be mutually agreed by the Investors and it being understood that (A) BCP York Upper Aggregator shall be entitled to appoint at least two observers and (B) each of the Equity Investors and TR U.S. shall be entitled to appoint at least one observer, in each case, so long as an Investor Group Entity related to such Equity Investor or TR U.S., as the case may be, is entitled to appoint a member of the Company Board) to the Company Board (each, an “Observer”) by written notice to the Company, subject to such Observer entering into a customary confidentiality agreement in form and substance consistent with any confidentiality obligations applied to members of the Company Board and reasonably approved by the Company Board. The Observers shall be entitled to attend all regular and special meetings of the Company Board and any committee thereof, and shall have the right to receive all materials and information in the form delivered to the members of the Company Board; provided that the Observers may be excluded from any portion of any such meetings and/or distributions of any such materials to the extent the Company is advised by its legal counsel that such exclusion is necessary to preserve attorney-client privilege. In addition, the Company Board shall have the right to exclude any Observer from or deny any Observer access to any regular or special general meeting (or portion thereof) or any materials distributed to any Company Board members where a majority of the members in attendance at such Company Board meeting (or, with respect to materials to be provided in advance of any meeting a majority of the members of the Company Board), reasonably determines that such exclusion is necessary or advisable to avoid a direct conflict of interest because the meeting (or portion thereof) or materials relate to a subject in which the Observer and/or the applicable Investor has a direct interest. Any Observer shall be required to recuse himself or herself from any portion of any meeting of the Company Board if such Observer has knowledge that the Investor that designated such Observer, or one of its Affiliates (including, in the case of the BCP York Group, BCP York Portfolio Companies), is engaged in, pursuing or evaluating the same business opportunity that the Company or any of its Subsidiaries is currently engaged in, pursuing or evaluating which business opportunity is the subject of such portion of such Company Board meeting and the participation of such Observer would create a conflict of interest. It is understood and agreed that no Observer shall be a director of the Company or have any voting rights, nor shall Observers be counted towards a quorum. No Observer shall be entitled to receive any compensation or reimbursement from the Company for services as an Observer, other than reimbursement for reasonable and documented out-of-pocket costs and expenses (including travel and related expenses) incurred by such Observer in connection with attending meetings of the Company Board. At such time as an Investor Group Entity (or BCP York Group Entity, as applicable) is no longer entitled to appoint (or have appointed on its behalf) at least one member of the Company Board in accordance with Section 2.1(b) the rights of the Observer appointed by such Investor Group Entity shall immediately cease.

(h)    In connection with a public offering (including a Qualified IPO), the Investors (in each case, to the extent such Investor was entitled to appoint at least one member of the Company Board as of immediately prior to such public offering) shall negotiate in good faith to retain the proportionate board designation rights and related governance rights set forth in this Section 2.1 following completion of such Qualified IPO, taking into account that the Company (or the IPO Corporation, if applicable) will be a Public Company following completion of the public offering. Following a public offering, for so long as an Investor has the right to designate a director for nomination to the Company Board (or board of directors of the IPO Corporation, if applicable) pursuant to this Section 2.1 (including changes negotiated in accordance with the immediately preceding sentence), (i) in connection with each election of directors, the Company (or the IPO Corporation, if applicable) shall nominate the Investor’s director designee(s), as applicable, for election as director(s) as part of the slate that is included in the proxy statement (or consent solicitation or similar document) of the Company (or the IPO Corporation, if applicable) relating to the election of directors, and shall provide the highest level of support for the election of such nominee(s) as it provides to any other individual standing for election as a director of the Company (or the IPO Corporation, if applicable) as part of the Company’s (or the IPO Corporation’s) slate of directors, (ii) in the event that any one of the Investor’s director designees shall cease to serve as a director for any reason (other than the failure of the shareholders of the Company (or the IPO Corporation, if applicable) to elect such individual as a director), the Investor shall have the right to designate another director nominee to fill the vacancy resulting therefrom, and the board of directors of the Company (or the IPO Corporation, if applicable) shall appoint such nominee to the board and (iii) for the avoidance of doubt, it is understood that the failure of the shareholders of the Company (or the IPO Corporation, if applicable) to elect the Investor’s director designee(s) shall not affect the right of the Investor to designate director designee(s) for election to the Company Board (or board of directors of the IPO Corporation, if applicable) in connection with any future election of directors of the Company (or the IPO Corporation, if applicable). In furtherance of this Section 2.1(g), the Investors shall negotiate in good faith to ensure that a sufficient number of the director designees selected by the Investors (allocated on a proportionate basis) following the completion of a public offering satisfy the independence and other standards applicable to members of the board of directors of the Company (or the IPO Corporation, if applicable), of any stock exchange on which securities of the Company (or the IPO Corporation, if applicable) are listed, including to permit the Company to comply with all requirements under applicable Law and the listing rules of such exchange with respect to board independence and committee composition.

Section 2.2    Removal, Resignation and Vacancies.

(a)    Each Investor may remove any member of the Company Board appointed by it at any time, with or without cause, effective upon written notice to the Company Board. If the number of members of the Company Board an Investor is entitled to appoint (as calculated in accordance with Section 2.1(b)) is reduced below the number of members of the Company Board appointed by such Investor then serving, such Investor shall promptly remove such number of members of the Company Board appointed by it, as it may select, as required to comply with Section 2.1(b). No member of the Company Board appointed by an Investor may be removed except in accordance with this Section 2.2(a).

(b)    Any member of the Company Board may resign by written notice to the Company’s General Counsel or Secretary. Unless otherwise specified therein, a member of the Company Board’s resignation shall take effect upon delivery.

(c)    Any vacancy created on the Company Board resulting from the resignation, removal, death or disability of a member of the Company Board appointed by an Investor shall solely be filled by the Investor that appointed such member of the Company Board, with such appointment to become effective immediately upon delivery of written notice of such appointment to the Company’s General Counsel or Secretary.

(d)    Each Party shall take all necessary action to effectuate fully the provisions of Section 2.1 and the foregoing provisions of this Section 2.2 to ensure that the Company Board consists of the members of the Company Board that are duly appointed in accordance with such sections.

Section 2.3    Meetings of the Company Board.

(a)    Regular in-person meetings of the Company Board shall be held on at least a quarterly basis at such dates and times as the Company Board may designate from time to time. Special meetings of the Company Board may be called at any time by the Chair and shall be called by the Chair at the written request of any member of the Company Board who makes such request in good faith. In-person meetings of the Company Board shall be held in one of New York City, United States, London, England, or Toronto, Canada as the Company Board may determine from time to time, or in such other place as may be designated by a majority of the Company Board (other than the Chief Executive Officer of the Company, who shall be non-voting) that includes at least one director appointed by each Investor.

(b)    Notice of a meeting of the Company Board (or any committee thereof) stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given to each member of the Company Board (or committee thereof, as applicable) by telephone or electronic mail no less than three Business Days before the date of the meeting. Notice of any meeting may be waived as to any member of the Company Board (or committee thereof, as applicable) only in writing by such member.

(c)    The presence of a number of members of the Company Board equal to a majority of the voting members of the Company Board (or a majority of the total number of voting members of the Company Board on any committee thereof, including any vacancies, in the case of any committee of the Company Board), which members shall include at least one member of the Company Board appointed by each Investor that has a right to appoint such a member, shall constitute a quorum for the conduct of business at any meeting of the Company Board (or committee thereof, as applicable). If such quorum shall not be present at any meeting of the Company Board (or committee thereof), the members of the Company Board (or committee thereof) present shall adjourn the meeting and promptly give notice to all members of the Company Board (or committee thereof) of when it shall be reconvened. If such notice is given and the reconvened meeting is held at least two Business Days after the meeting at which a quorum was not present, then, at such reconvened meeting, the presence of members of the Company Board appointed by any particular Investor shall not be required to constitute a quorum. For so long as one Investor has the right to designate more directors than the other Investor, prior to the effectiveness of any vote by the Company Board on any matter, any meeting of the Company Board may be adjourned one time for a period of up to twenty-four hours at the request of any member of the Company Board designated by such Investor so that all of its designated members can participate in such Company Board meeting; provided that delay for this purpose shall not be permitted with respect to any meeting if such delay would have an adverse impact on the Company.

(d)    Each member of the Company Board (other than the Chief Executive Officer of the Company, who shall be non-voting) shall be entitled to cast one vote with respect to each matter brought before the Company Board (or any committee thereof of which such member of the Company Board is a member) for approval; provided that, to the extent permitted by any applicable Law, any member of the Company Board designated by an Investor shall be entitled to vote on behalf of another member designated by the same Investor if such original member is not at a meeting of the Company Board and has given a written proxy to another member to vote at the applicable meeting. Subject to the last sentence of Section 2.3(c), the affirmative vote of a majority (calculated in accordance with the weighted-voting provisions set forth in the Articles of Association and described in Section 2.1(b)) of the voting members of the Company Board in attendance at any meeting of the Company Board (or any committee thereof) at which a quorum is present shall be required to authorize any action by the Company Board (or any committee thereof).

(e)    Notwithstanding the foregoing provisions of this Section 2.3, to the extent permitted by applicable Law, the Company Board (or any committee thereof) may take action without a meeting and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the voting members of the Company Board (or all of the members of such committee, as applicable) and filed with the minutes of the Company Board (or any committee thereof). Any writing pursuant to this Section 2.3(e) may be executed in one or more counterparts, including in portable document format (“PDF”) or other electronic form (including by email) with the same force and effect as if such PDF or electronic signature were an original thereof.

(f)    Any member of the Company Board may participate in a meeting of the Company Board (or any committee thereof), by means of a teleconference, videoconference, telepresence or similar communications methods by means of which all Persons participating in the meeting can hear one another. Participation in a meeting pursuant to this Section 2.3(f) shall constitute presence in person at such meeting.

Section 2.4    Consent Rights.

(a)    The Company shall not, and shall cause the Company Entities not to, take, or agree or commit to take, any of the following actions without the prior written consent of each Investor (it being understood that an action described in any of the following subsections shall require such consent regardless of whether it would be permitted under, or is expressly excepted by, any other subsection):

(i)    any transaction between any Company Entity, on the one hand, and any Investor Group Entity or any BCP York Portfolio Company, on the other hand, other than (A) any Issuance by the Company or any other Company Entity (1) expressly permitted under clause (iv) below as a result of BCP York’s exercise of its Preemptive Rights under Section 4.1 or (2) as a result of TR U.S.’s exercise of its Preemptive Rights under Section 4.1, (B) a transaction with a BCP York Portfolio Company on arms’ length terms in the ordinary course of business, (C) any prepayment or repurchase of any indebtedness of any Company Entity held by any Investor Group Entity or any BCP York Portfolio Company on arms’ length terms in the ordinary course of business, (D) any transaction expressly permitted pursuant to this Agreement, (E) any action required in order to effectuate the transactions contemplated by the Secondary Warrant Agreement in accordance with the express terms thereof, (F) any transactions under, and in accordance with, agreements approved by the Company Board (including at least one member appointed by TR U.S.), (G) any participation by, or engagement of, Blackstone Advisory Partners L.P. and/or Blackstone Holdings Finance Co. LLC as an underwriter, initial purchaser, placement agent or capital markets advisor in any public offering or private placement of equity or debt securities on arm’s length pricing terms (or pricing terms more favorable to the Company) and otherwise on customary terms and conditions for any such engagement, (H) any transaction that is necessary in order for Blackstone Management Partners L.L.C. to perform the services it is expressly authorized to perform under the Support and Services Agreement as of the date hereof or pursuant to any additional transaction or amendment to the Support and Services Agreement approved by the Company Board (including at least one member appointed by TR U.S.); provided that no such Board approval will be required with respect to any services not involving the payment of fees other than the reimbursement of out-of-pocket expenses, and (I) any action taken by any Company Entity or Investor Group Entity pursuant to the Transaction Documents to which such Company Entity or any Investor Group Entity are party and a TR Group Entity is a counterparty, including such Company Entity’s or Investor Group Entity’s actions under the purchase price adjustment provisions or indemnification provisions under the Transaction Agreement.

(ii)    any acquisition, whether by purchase of assets or stock, merger or consolidation or otherwise, of assets or a business involving the payment by a Company Entity of cash and/or other consideration having, in the aggregate for the cash and such other consideration, a fair market value in excess of US$1,000,000,000 in any one transaction or series of related transactions;

(iii)     any disposition, whether by sale of assets or stock, merger or consolidation, contribution or sale to a joint venture or partnership or otherwise, of assets and/or a business having a fair market value in excess of US$1,000,000,000 (net of any interests retained by the Company) in any one transaction or series of related transactions, other than a sale or transfer of equity securities of the Company, or a merger or consolidation of the Company, or transfer of all or substantially all the assets of the Company, in each case, that is otherwise permitted under the terms of this Agreement;

(iv)    any Issuance by any Company Entity to any BCP York Group Entity or BCP York Portfolio Company (other than any Issuance (v) of Interests in exchange for 14.5% Preferred Shares in order to facilitate a permitted redemption in accordance with the express terms of the 14.5% Preferred Shares set forth in the Articles of Association, (w) of Interests required in order to effectuate the transactions contemplated by the Secondary Warrant Agreement in accordance with the express terms thereof, (x) in connection with any proportionate stock split or proportionate stock dividend or reclassification or reorganization, or any automatic conversion of Interests pursuant to the express terms of such Interests set forth in the Articles of Association, (y) in connection with a Qualified IPO, or (z) in any Rescue Financing) unless (A) TR U.S. gives prior written consent to the per-Interest consideration received by the applicable Company Entity in such Issuance; or (B) the Issuance both (1) is at a fair per-Interest value (without any liquidity, minority interest, or control-related discounts), as demonstrated by the Appraiser; provided that if such Issuance is in connection with any acquisition or disposition of a business or material assets, whether or not subject to Section 2.4(a)(ii) or Section 2.4(a)(iii), such demonstration shall include a customary fairness opinion by the Appraiser with respect to the fairness of the consideration being paid in such transaction to the Company; and (2) constitutes, together with all prior Issuances (whether or not subject to this Section 2.4(a)(iv) or consented to by TR U.S.) since the date one year prior to such Issuance, in the aggregate less than 10% of the total value of all of the Interests outstanding as of the date one year prior to such Issuance; provided that any Issuance to any BCP York Group Entity or BCP York Portfolio Company that is in connection with any acquisition or disposition of a business or material assets is not required to satisfy this clause (2);

(v)    any Issuance by any Company Entity to a Person other than a BCP York Group Entity or BCP York Portfolio Company, other than (A) equity-based incentive awards to employees of Company Entities (including the Class C Common Shares and Class D Common Shares); (B) any Issuance as deal consideration for, or any Issuance of non-voting preferred equity issued as financing for, any acquisition or disposition of a business or assets for which an Investor’s consent is not required by reason of Section 2.4(a)(ii), so long as (1) an Investor’s rights under Section 3.2, Section 3.4, the Secondary Warrant Agreement and the Registration Rights Agreement are not adversely affected (it being understood that the granting of customary registration rights to the relevant investor that are pro rata with the registration rights of BCP York in such Issuance shall not, in and of itself, be deemed to adversely affect such rights); and (2) following such transaction, no Person (other than BCP York) has any governance rights more favorable to such Person than TR U.S.’s rights under this Section 2.4; (C) any Issuance in connection with a Qualified IPO; (D) any Issuance in any Rescue Financing; (E) any Issuance of Interests required in order to effectuate the transactions contemplated by the Secondary Warrant Agreement in accordance with the express terms thereof; (F) any issuance as a result of TR U.S.’s exercise of its Preemptive Rights under Section 4.1; or (G) any issuance in connection with any proportionate stock split or proportionate stock dividend or reclassification or reorganization, or any automatic conversion of Interests pursuant to the express terms of such Interests set forth in the Articles of Association;

(vi)    any incurrence or issuance of Indebtedness, if immediately after giving pro forma effect thereto, the Consolidated Total Net Leverage Ratio, as defined (including the component definitions thereof) and calculated in accordance with the Credit Agreement, exceeds the Maximum Leverage Ratio, except in any Rescue Financing;

(vii)    in the case of the Company, any dividend or distribution, other than a cash dividend or cash distribution in which each Investor receives a percentage of the total amount of such dividend or distribution proportionate to its respective Ownership Interest;

(viii)    any repurchase or redemption of Equity Securities of any Company Entity, other than (A) a repurchase of Interests in which Investors are offered the opportunity (but are not required) to sell a percentage of the total amount of Interests to be repurchased proportionate to their respective Ownership Interests on the same terms as other holders of Interests; (B) a redemption of Interests from both Investors in which Interests of all holders thereof are redeemed pro rata, including from the Investors in a percentage proportionate to their Ownership Interests; (C) a repurchase of equity-based incentive awards made to employees of Company Entities in connection with the cashless exercise or conversion of such awards or following the termination of the underlying employment relationship; (D) the permitted redemption of the 14.5% Preferred Shares in accordance with the express terms thereof set forth in the Articles of Association; or (E) a repurchase or redemption required in order to effectuate the transactions contemplated by the Secondary Warrant Agreement in accordance with the express terms thereof;

(ix)    any amendment of, or consent or waiver under, any Transaction Document that would reasonably be expected to have an adverse effect that is not de minimis on the TR Group Entities or the BCP York Group Entities (in each case, relative to the other Investor Group Entities) or disproportionately benefits the BCP York Group Entities, the TR Group Entities or any other holder of Interests (in each case, relative to any other holder of Interests), other than any action referenced in Section 2.4(a)(i)(I);

(x)    (A) the making or revocation of, or any change to, any material Tax election of a Company Entity, or any change to any material Tax accounting method of a Company Entity, in each case if it would reasonably be expected to have an adverse effect that is not de minimis on the TR Group Entities or BCP York Group Entities (or the direct or indirect equityholders of the BCP York Group Entities) in a manner that is disproportionate in relation to the other Investor Group, and (B) any action in respect of which the consent of TR U.S. or BCP York is required pursuant to Article 8;

(xi)    dissolution of, liquidation, recapitalization or reorganization of, or initiation of (or consent to) any bankruptcy proceeding with respect to, the Company or any of its material Subsidiaries (other than (A) any recapitalization or reorganization in connection with (1) an IPO Conversion, which shall instead be subject to the provisions of Section 3.4, (2) an acquisition permitted under Section 2.4(a)(ii) or (3) a disposition permitted under Section 2.4(a)(iii), (B) any recapitalization in connection with any dividend or distribution permitted pursuant to Section 2.4(a)(vii) or (C) a recapitalization or reorganization required in order to effectuate the transactions contemplated by the Secondary Warrant Agreement in accordance with the express terms thereof);

(xii)    (A) any appointment of an independent auditor, or any change in independent auditors to any Person, other than Deloitte Touche Tohmatsu Limited, Ernst & Young LLP, PricewaterhouseCoopers LLP or KPMG LLP, (B) any termination of an independent auditor, or (C) any change to any material accounting method or policy without the giving of contemporaneous notice to TR Parent;

(xiii)    any (A) amendment of the constitutional documents (including the Articles of Association) of the Company (including by merger or consolidation, or by the addition or incorporation of terms of any series of securities) or (B) waiver of any of the terms thereof, in each case (x) which amendment or waiver discriminates against any Investor relative to the other Investor or the other holders of Interests, other than any amendment in connection with a merger or consolidation of the Company or transfer of all or substantially all of the assets of the Company, in each case, that is otherwise permitted under this Agreement, with a third party and constitutes a Change of Control of the Company or (y) in order to permit the issuance of any securities (other than Class C Common Shares or Class D Common Shares) other than in the form of a stapled unit of one common share to 99 preferred shares, and where the applicable preferred shares have an initial stated value equal to the then-current initial stated value of the outstanding shares of Class A-1);

(xiv)    taking any action with respect to the Secondary Warrant Agreement (including any amendment to the terms of, or any consent or waiver under, the Secondary Warrant Agreement or any action taken with respect to the Secondary Warrant Agreement with the primary purpose of circumventing the economic bargain among BCP York, TR U.S. and the Company relating to the Secondary Warrant Agreement), other than pursuant to any binding obligation of the Company pursuant to, or in order to effectuate the transactions contemplated by, the express terms of the Secondary Warrant Agreement;

(xv)    taking any action with respect to the 14.5% Preferred Shares (including any amendment to the terms of, or any consent or waiver under, the Articles of Association in respect of the 14.5% Preferred Shares, the payment of any dividend or distribution on the 14.5% Preferred Shares, any action relating to a redemption or repurchase of the 14.5% Preferred Shares, or any action taken with respect to the 14.5% Preferred Shares with the primary purpose of circumventing the economic bargain among BCP York, TR U.S. and the Company relating to the 14.5% Preferred Shares), other than pursuant to any binding obligation of the Company pursuant to the express terms of the Articles of Association; and

(xvi)    any agreement, obligation or commitment to do any of the foregoing, any series of related transactions to effect any of the foregoing, and any material amendment of any of the foregoing previously approved pursuant to this Section 2.4.

(b)    An Investor’s rights under Section 2.4(a) shall terminate upon the earliest of (i) the consummation of a Qualified IPO, (ii) a Company Sale, (iii) a Change of Control of such Investor, or (iv) an Investor ceasing to have an Ownership Interest greater than or equal to the General Ownership Threshold (provided that (A) in the case of clause (iii) and clause (iv), (1) an Investor’s rights under Section 2.4(a)(i), Section 2.4(a)(vii), Section 2.4(a)(viii), Section 2.4(a)(x), Section 2.4(a)(xiii), Section 2.4(a)(xv) or, to the extent relating to the foregoing sections, Section 2.4(a)(xvi) shall continue as long as such Investor’s Ownership Interest is greater than or equal to 5.0%; (2) as long as TR U.S.’s Ownership Interest is greater than or equal to 5.0%, and after TR U.S.’s rights under Section 2.4(a)(iv) have terminated, any Issuance by any Company Entity to any BCP York Group Entity or BCP York Portfolio Company (other than any Issuance (v) to effectuate any automatic conversion of Interests pursuant to the express terms of such Interests set forth in the Articles of Association, (w) of Interests in order to effectuate the transactions contemplated by Secondary Warrant Agreement in accordance with the express terms thereof, (x) in connection with any proportionate stock split or proportionate stock dividend or reclassification or reorganization, (y) in connection with a Qualified IPO, or (z) in any Rescue Financing) must be at a fair per-Interest value); and (3) an Investor’s rights under Section 2.4(a)(xiii)(y) shall continue until the date on which such Investor and such Investor’s Group no longer has an Ownership Interest in the Company and (B) an Investor’s rights under Section 2.4(a)(xiv) or, to the extent relating to such sections, Section 2.4(a)(xvi), shall not terminate until such time as the Secondary Warrant Agreement terminates).

(c)    No transaction that is solely between or among the Company and its wholly owned Subsidiaries shall require an Investor’s consent under Section 2.4(a), other than any transaction in respect of which TR U.S.’s consent is required pursuant to Section 2.4(a)(ii), Section 2.4(a)(iii), Section 2.4(a)(vii), Section 2.4(a)(viii), Section 2.4(a)(x), Section 2.4(xi), Section 2.4(a)(xiii), Section 2.4(a)(xiv) or, to the extent relating to the foregoing sections, Section 2.4(a)(xvi).

(d)    For purposes of the foregoing, (i) the fair market value of any non-cash consideration (which shall be determined without any liquidity, minority interest or control-related discounts) shall be (A) in the case of securities listed on a national securities exchange, the volume weighted-average price thereof (as calculated by Eikon or any successor product (using the single securities exchange on which the applicable security trades with the greatest volume)) for the 10 Business Days preceding the date that BCP York proposes to enter into (or to cause the Company to enter into) a definitive agreement providing for the applicable transaction multiplied by the applicable number of such securities and (B) for any other non-cash consideration, the fair market value thereof as determined (1) in good faith by the Company Board (including at least one member designated by each Investor, to the extent each such Investor has the right to designate a member at the relevant time (and for the avoidance of doubt, if one Investor does not have the right to designate a member at the relevant time, this clause (1) shall not apply)), (2) in good faith by mutual agreement of the Investors or (3) if the fair market value is not determined in accordance with (1) or (2), by the Appraiser, who shall be engaged jointly by the Investors at the Company’s expense and may give a fairness opinion on any valuation determined by the Board in lieu of determining fair market value of such non-cash consideration, and (ii) in the event that any consideration is to be paid on a contingent basis or is to be released or paid in the future from an escrow account or otherwise, the value of such consideration shall be determined on a present value basis as determined (1) in good faith by the Company Board (including at least one member designated by each Investor, to the extent each such Investor has the right to designate a member at the relevant time (and for the avoidance of doubt, if one Investor does not have the right to designate a member at the relevant time, this clause (1) shall not apply)), (2) in good faith by mutual agreement of the Investors or (3) if the fair market value is not determined in accordance with (1) or (2), by the Appraiser, who shall be engaged jointly by the Investors at the Company’s expense and may give a fairness opinion on any valuation determined by the Company Board in lieu of determining fair market value of such consideration. In making these calculations, any “rollover” equity securities will be valued on the same basis as the equity securities receiving cash or non-cash consideration.

(e)    Except with respect to matters over which TR U.S. has a consent right under Section 2.4(a) or as would be inconsistent with any of TR U.S.’s rights under this Agreement or any of the Transaction Documents, with respect to any action taken by the Company Board for which a related action of the shareholders of the Company is required, or a matter otherwise requiring the approval of the shareholders of the Company, the members of the TR Group shall vote all of their Interests (or execute proxies or written consents, as the case may be), in a manner consistent with the decision of the Company Board on such matter (or, if no Company Board action is required in connection with such matter, as requested in writing by BCP York). TR U.S.’s obligations under Section 2.4(e) shall terminate upon the earliest of (i) the consummation of a Qualified IPO, (ii) a Company Sale, or (iii) the first date on which TR U.S.’s Ownership Interest is less than 5.0%.

(f)    TR U.S., BCP York and the Company expressly agree that in no event shall the existence of any of the consent rights, voting commitments or similar provisions of this Agreement (including Section 2.4) form a basis for asserting that either TR U.S. or BCP York does not “beneficially own,” or does not have “beneficial ownership” of, any Interests.

(g)    In the event the Investors provide their consent with respect to issuances covered by clause (y) of Section 2.4(a)(xiii)(B), the Company and the Investors shall amend this Agreement, the Articles of Association, the Secondary Warrant Agreement and the other Transaction Documents (to the extent impacted), to the extent necessary, to reflect issuances of securities in such other forms.

ARTICLE 3

TRANSFERS AND LIQUIDITY RIGHTS

Section 3.1    Transfer Restriction. No Investor Group Entity may effect any Transfer (other than to a Permitted Transferee in compliance with Section 3.1(a)), without the giving of substantially contemporaneous notice to the Company Board of any discussions with any unaffiliated third party regarding a potential Transfer (which notice must be given prior to any Investor Group Entity entering into a binding agreement to effect any such Transfer (other than to a Permitted Transferee)), and any Transfer must additionally be in accordance with one of the following clauses (a) through (h):

(a)    an Investor may Transfer any or all of its Interests to a Permitted Transferee of such Investor, provided that no such Transfer shall be effective unless and until such Permitted Transferee executes and delivers to the other Investor and the Company a joinder under this Agreement in the form attached as Schedule 3.1(a), which joinder includes an agreement that if such transferee ceases to be a BCP York Group Entity or a TR Group Entity, as applicable, it will promptly re-transfer all of its Interests to a Person that is then a BCP York Group Entity or a TR Group Entity, as applicable, that would be a Permitted Transferee; provided, further, that from and after such Transfer, the term “Investor” as applied to BCP York or TR U.S. (and “BCP York” or

“TR U.S.”, as applicable) in this Agreement shall be deemed to collectively refer to such Permitted Transferee, in addition to any other Person in the Investor’s Group that owns any Interests (and shall be deemed to no longer refer to any Person in the Investor’s Group that ceases to own any Interests);

(b)    an Investor may Transfer any or all of its Interests pursuant to the underwriting agreement in a Qualified IPO, subject to the provisions of the Registration Rights Agreement;

(c)    from and after any termination of TR U.S.’s consent rights under Section 2.4(a) (without regard to the proviso to Section 2.4(b)), TR U.S. may Transfer any or all of its Interests to any Person subject to (i) written confirmation from BCP York that it does not object to the contemplated transferee on grounds that such transferee’s holding of Interests would be materially detrimental to the Company (e.g., because such transferee is a major competitor of the Company), which confirmation may not be unreasonably withheld, conditioned or delayed, and (ii) the tag-along provisions as set forth in Section 3.2;

(d)    an Investor may Transfer Interests in accordance with the exercise of its Tag-Along Rights pursuant to Section 3.2;

(e)    BCP York may Transfer Interests in accordance with, and TR U.S. may Transfer all of its Interests pursuant to its obligations under, the Company Sale provisions as set forth in Section 3.3;

(f)    Prior to a Qualified IPO, an Investor may Transfer any or all of its Interests to any Person at any time after the other Investor ceases to have an Ownership Interest greater than or equal to the General Ownership Threshold; provided that after a Change of Control of the Company, an Investor may Transfer any or all of its interests in the Company (or any successor or successor Parent to the Company) only as permitted by the applicable agreement pursuant to which such Change of Control was effected, so long as any such continuing Transfer restrictions apply to BCP York and TR U.S. in the same manner;

(g)    an Investor may Transfer any or all of its Interests to any Person after a Qualified IPO has been consummated;

(h)    an Investor may Transfer any or all of its Interests to any Person with the prior written consent of the other Investor; and

(i)    an Investor may Transfer any or all of its Interests pursuant to the express terms of the Secondary Warrant Agreement;

provided, in each case, that no such Transfer shall be permitted if such Transfer would result (or would reasonably be expected to result) in the Company being treated as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code and the Treasury Regulations promulgated thereunder. For the avoidance of doubt, none of the governance provisions, including the board designation rights set forth in Section 2.1 or the consent rights set forth in Section 2.4, may be Transferred to any Person (other than a Permitted Transferee acquiring 100% of an Investor’s Interests) without the consent of the Company Board.

Section 3.2    Tag-Along Rights. In any Transfer pursuant to Section 3.1(c), Section 3.1(f), Section 3.1(g), or Section 3.1(h) (a “Tag-Along Sale”):

(a)    Prior to or concurrently with entering into definitive agreements with the proposed transferee providing for such Transfer, the Investor proposing to make such Transfer (the “Transferring Investor”) shall deliver a written notice (a “Tag-Along Notice”) to the other Investor (the “Tag-Along Investor”) and the Company indicating:

(i)    the amount of the Transferring Investor’s Interests proposed to be Transferred (the “Tag-Along Transfer Amount”), the maximum (if any) amount of Interests that the proposed transferee has agreed that it would be willing to acquire (the “Tag-Along Maximum Amount”), provided that if no such maximum amount has been agreed or specified, the Tag-Along Maximum Amount shall be equal to the Tag-Along Transfer Amount;

(ii)    the proposed aggregate and per-Interest consideration, including, if the consideration for such Transfer includes any non-cash consideration, a description and any material information that the Transferring Investor has regarding the fair market value thereof;

(iii)    the identity of the proposed transferee;

(iv)    the proposed closing date for the Tag-Along Sale; and

(v)    true and correct copies of all agreements and documents relevant to the Tag-Along Sale.

(b)    Each Investor may, subject to the other terms of this Section 3.2, elect to sell in the proposed Transfer an amount of Interests up to the product of (i) the Tag-Along Percentage of such Investor multiplied by (ii) the Tag-Along Maximum Amount, on the terms and conditions specified in the Tag-Along Notice (the “Tag-Along Right”), subject to reduction pursuant to Section 3.2(e).

(c)    The Tag-Along Investor may exercise its Tag-Along Right by delivering, within 10 days following receipt of the Tag-Along Notice, an irrevocable and binding written notice of its election to do so and the amount of Interests that it will sell (the “Tag-Along Acceptance Notice”) to the Transferring Investor and the proposed transferee within 20 days after the delivery of the Tag-Along Notice; provided that, if there is a change in the price or other material change in the terms or conditions of the proposed Transfer, the Transferring Investor shall deliver to the Tag-Along Investor a revised Tag-Along Notice indicating such revised price and/or terms and conditions, and the Tag-Along Investor shall have 10 additional days after receipt of the revised Tag-Along Notice to indicate whether and to what extent it elects to exercise its Tag-Along Right.

(d)    If the Tag-Along Investor elects to exercise its Tag-Along Right in accordance with this Section 3.2, the Transferring Investor shall cause the proposed transferee to enter into definitive agreements with the Tag-Along Investor providing for the Transfer by the Tag-Along Investor on the same terms (including per-Interest price) and conditions as the Transferring Investor; provided that the Tag-Along Investor shall not be required to (i) make any representations or warranties in connection with such Transfer other than representations and warranties concerning title to their Interests (or portions thereof) being Transferred free and clear of any encumbrances (other than those set forth in this Agreement or the Articles of Association), their valid organization, and their authority, power and right to enter into any agreement with respect to and to consummate the Transfer of their Interest (or portions thereof) without contravention of any Law or conflict with their constitutional documents or other agreements, (ii) agree to any indemnification obligations with respect to representations regarding the Company Entities other than on a several (and not joint and several) basis and on a proportionate basis with the Transferring Investor’s corresponding obligations, (iii) agree to any indemnification obligations with respect to the representations of the Transferring Investor or (iv) be responsible for or have any indemnification or other liability in excess of the proceeds received by the Tag-Along Investor in connection with the Tag-Along Sale, and in any case on a proportionate basis with the Transferring Investor’s corresponding obligations (except in the case of actual fraud).

(e)    If the Tag-Along Investor elects to exercise its Tag-Along Right in accordance with this Section 3.2, then the Transferring Investor may Transfer, simultaneously with the Transfer by the Tag-Along Investor and any Management Holders exercising their tag-along rights pursuant to the Management Securityholders Agreement, an amount of Interests equal to the Tag-Along Maximum Amount minus the amount of Interests that the Tag-Along Investor is entitled to Transfer pursuant to Section 3.2(b); provided, that if any Management Holders are entitled to Transfer in such Tag-Along Sale any Interests pursuant to Section 2.2(a) of the Management Securityholders Agreement, then the amount of Interests that the Transferring Investor, the Tag-Along Investor and the Management Holders may Transfer in accordance with this Section 3.2(e) shall be reduced on a pro rata basis (based on the number of Interests the Transferring Investor, the Tag-Along Investor and the Management Holders were proposing and entitled to sell) so that the total number of Interests to be transferred does not exceed the Tag-Along Maximum Amount; provided, further, that any reduction by the proposed transferee of the amount of Interests that it is willing to acquire below the Tag-Along Maximum Amount shall reduce the amount of Interests that the Transferring Investor, the Tag-Along Investor and any Management Holders are entitled to Transfer on a pro rata basis (based on the number of Interests such holder of Interests was proposing and entitled to sell prior to such reduction). If the Tag-Along Investor fails to exercise its Tag-Along Right in accordance with this Section 3.2, then the Transferring Investor may Transfer an amount of Interests up to the Tag-Along Maximum Amount minus the amount of Interests that any Management Holders elect to transfer pursuant to Section 2.2(a) of the Management Securityholders Agreement, subject to the proviso to Section 3.2(c).

(f)    If after delivering the Tag-Along Notice to the Tag-Along Investor, the Transferring Investor decides to abandon the proposed Tag-Along Sale, it shall promptly notify the Tag-Along Investor. If the Tag-Along Sale is not consummated within 90 days (or such longer period, not to exceed nine months, as may be required to obtain regulatory approvals) following the delivery of the Tag-Along Notice, it shall be deemed to have been abandoned. From and after any abandonment, any elections made by the Tag-Along Investor in any Tag-Along Acceptance Notice shall be deemed rescinded and shall be of no legal force or effect, and no Tag-Along Sale may be consummated without again complying with the provisions of this Section 3.2.

(g)    The “Tag-Along Percentage” shall be equal to:

(i)    with respect to TR U.S. (A) if TR U.S.’s Ownership Interest is greater than or equal to 10%, then TR U.S.’s Tag-Along Percentage shall be the sum of (1) TR U.S.’s Investor Relative Ownership plus (2) 10%; or (B) if TR U.S.’s Ownership Interest is less than 10%, then TR U.S.’s Tag-Along Percentage shall be a percentage equal to TR U.S.’s Investor Relative Ownership; and

(ii)    with respect to BCP York, a percentage equal to (A) 100% minus (B) TR U.S.’s Tag-Along Percentage.

(h)    References in this Section 3.2 to Interests, to the extent they refer to Class A Shares, shall be deemed to refer to stapled units of Class A-1 Common Shares/Class A-1 10% Preferred Shares, Class A-2 Common Shares/Class A-2 10% Preferred Shares, Class A-3 Common Shares/Class A-3 10% Preferred Shares and Class B Common Shares/Class B 10% Preferred Shares.

Section 3.3    Company Sale; Drag-Along Rights.

(a)    Subject to the other provisions of this Section 3.3 and notwithstanding any consent right set forth in Section 2.4 that may otherwise apply, BCP York shall have the right at any time prior to the consummation of a Qualified IPO to enter into (or require that the Company enter into) one or more definitive agreements that would result in a Transfer of at least 75% (and up to all), of the aggregate equity value of the Equity Securities of the Company (including any Equity Securities to be sold pursuant to this Section 3.3 and the Management Securityholders Agreement) (other than a Transfer to one or more Permitted Transferees) or consummate (or require that the Company consummate) such Transfer, whether by means of sale, repurchase, redemption, merger, consolidation or otherwise, or a sale, transfer or other disposition of assets of the Company Entities (a “Company Sale”), or to enter into (or require that the Company enter into) an agreement providing for, or consummate (or require the Company to consummate) a Company Sale; provided that prior to undertaking or consummating (or requiring the Company to undertake or consummate) a Company Sale (or entering into or requiring that the Company enter into an agreement providing for a Company Sale), BCP York shall consult with TR U.S. in good faith as to the form and structure of the Company Sale (e.g., by means of a merger or a sale of the Equity Securities of the Company or all or substantially all of assets of the Company Entities). For the avoidance of doubt, any transaction involving the acquisition by a BCP York Group Entity or BCP York Portfolio Company of (i) any Equity Securities of a Company Entity, (ii) an acquirer of all or substantially all the assets of the Company, or (iii) a Person (other than an individual) whose assets are primarily or entirely comprised, directly or indirectly (including through intermediary Subsidiaries) of Equity Securities of a Company Entity or such an acquirer, shall not be a Company Sale.

(b)    At least 30 days prior to BCP York or the Company, as applicable, entering into definitive agreements with a proposed acquirer providing for a Company Sale (it being agreed that no Company Sale shall be consummated without entering into definitive agreements providing for such Company Sale prior to or simultaneously with such consummation), BCP York shall deliver to TR U.S. a written notice (a “Drag-Along Notice”) exercising its right (the “Drag-Along Right”) to require TR U.S., as applicable given the structure of the relevant transaction, to Transfer a number of its Interests in the Company Sale equal to the lesser of (i) the number of Interests held by TR U.S. and (ii) the product of (A) the Drag-Along Percentage and (B) the total number of

Interests proposed to be sold in the Company Sale by BCP York, including by means of TR U.S. consenting to or voting in favor of, and waiving any appraisal or similar rights with respect to, a Company Sale effected by a merger, sale of all of the assets of the Company, or other Company transaction requiring a vote of holders of Interests on the same terms (including per-Interest price or value) and conditions as BCP York, which terms and conditions shall be specified in the Drag-Along Notice, including:

(i)    the proposed aggregate and per-Interest consideration, including, if the consideration for such Transfer includes any non-cash consideration, a description and any material information that the Transferring Investor has regarding the fair market value thereof;

(ii)    the identity of the proposed acquiror; and

(iii)    in reasonable detail, any other material terms and conditions of the proposed Transfer (including the applicable Drag-Along Percentage);

provided that, if there is a change in the price or other material change in the terms or conditions of the proposed Company Sale, BCP York shall promptly deliver to TR U.S. a revised Drag-Along Notice at least 10 days prior to the entry into any definitive agreement indicating such revised price and/or terms and conditions.

(c)    Notwithstanding Section 3.3(b), prior to October 1, 2022, TR U.S. shall not be required to Transfer any of its Interests in, vote in favor of, or waive any rights in connection with, and there shall not be, any Company Sale with a per-Interest price or value, as applicable, lower than the Company Sale Threshold Price (and for purposes of this Section 3.3(c), the “per-Interest price” shall be deemed to refer to the consideration to be received for each stapled unit of one Class A-2 Common Share and 99 Class A-2 10% Preferred Shares). If the consideration for the Interests in the Company Sale includes any non-cash consideration, for purposes of determining whether the per-Interest price or value meets the Company Sale Threshold Price, the value of that non-cash consideration (which shall be determined without any liquidity, minority interest or control-related discounts) shall be (i) in the case of securities listed on a national securities exchange, the volume weighted-average price thereof (as calculated by Eikon or any successor product (using the single securities exchange on which the applicable security trades with the greatest volume)) for the 10 Business Days preceding the date that BCP York proposes to enter into (or to cause the Company to enter into) a definitive agreement providing for the Company Sale multiplied by the number of such securities and (ii) for any other non-cash consideration, if a transaction value is agreed upon with the unaffiliated third party acquirer or counterparty in the Company Sale on an arms’ length basis, the implied value of any securities (other than securities listed on a national securities exchange) based on such transaction value and issued to the equityholders of the Company as consideration in connection with such Company Sale or, if the transaction value is not agreed upon, the fair market value thereof as determined (A) in good faith by the approval of the Company Board (including at least one member designated by each Investor, to the extent each such Investor has the right to designate a member at the relevant time (and for the avoidance of doubt, if one Investor does not have the right to designate a member at the relevant time, this clause (A) shall not apply)), (B) in good faith by mutual agreement of the Investors or (C) if the fair market value is not determined in accordance with (1) or (2), by the Appraiser, who shall be engaged jointly by the Investors at the Company’s expense and may give a fairness opinion on any valuation determined by the Company Board in lieu of determining fair market value of such non-cash consideration. In making these calculations, any “rollover” Interests will be valued on the same basis as the Interests receiving cash or non-cash consideration, and the value with respect to such “rollover” shares shall be included in the calculation of Company Share Threshold Price.

(d)    If BCP York properly exercises its Drag-Along Right, at least 15 Business Days after providing the final Drag-Along Notice, BCP York may, and may cause the Company to, enter into, and upon reasonable request TR U.S. shall, as applicable, enter into, definitive agreements providing for the Company Sale on the terms set forth in the Drag-Along Notice; provided that TR U.S. shall not be required to (i) make any representations or warranties in connection with such Company Sale other than representations and warranties concerning title to their Interests (or portions thereof) being Transferred free and clear of any encumbrances (other than those set forth in this Agreement and the Articles of Association), their valid organization, and their authority, power and right to enter into any agreement with respect to and to consummate the Transfer of their Interest (or portions thereof) without contravention of any Law or conflict with their constitutional documents or other agreements, (ii) agree to any indemnification obligations with respect to representations regarding the Company Entities other than on a several (and not joint and several) basis and on a proportionate basis with BCP York’s corresponding obligations, (iii) agree to any indemnification obligations with respect to the representations of BCP York or (iv) be responsible for or have any indemnification or other liability other than for indemnification or other liability in excess of the proceeds received by the TR Group in connection with the Company Sale and, in any case, on a proportionate basis with BCP York’s corresponding obligations (except in the case of actual fraud); and provided, further, that in the case of a Company Sale involving a Transfer of at least 75% but less than all of the Equity Securities of the Company, such definitive agreements shall (A) provide for the maintenance of TR U.S.’s rights with respect to the Company and the Interests pursuant to this Agreement and the Registration Rights Agreement following the closing of such Company Sale (taking into account TR U.S.’s percentage ownership interest following Closing), to the extent TR U.S. will continue to hold any Interests following such Company Sale, (B) provide TR U.S. with the right to dispose of any remaining Interests to be held by TR U.S. following the applicable Company Sale in a manner at least as favorable to TR U.S. as any such rights being provided to BCP York (taking into account TR U.S.’s and BCP York’s relative ownership percentages, but including maintaining TR U.S.’s relative priority to BCP York as reflected in the Tag-Along Percentage calculation and the Registration Rights Agreement) and (C) if the consideration to be paid for the Interests in the Company Sale includes any non-cash consideration, (1) provide TR U.S. with reasonable minority governance rights with respect to the issuer of such non-cash consideration (taking into account TR U.S.’s percentage ownership interest of such issuer and TR U.S.’s rights pursuant to this Agreement) and (2) provide TR U.S. with the right to dispose of such non-cash consideration received in the applicable Company Sale in a manner at least as favorable to TR U.S. as any such rights being provided to BCP York (taking into account TR U.S.’s and BCP York’s relative ownership percentages, but including maintaining TR U.S.’s relative priority to BCP York as set forth in Section 3.2 and the Registration Rights Agreement.

(e)    If after delivering the Drag-Along Notice, BCP York decides to abandon the proposed Company Sale, it shall promptly notify TR U.S. If the Company Sale is not consummated within 90 days (or such longer period, not to exceed nine months, as may be required to obtain regulatory approvals) following the delivery of the Drag-Along Notice, it shall be deemed to have been abandoned unless TR U.S. otherwise agrees in writing. From and after any abandonment, no Company Sale may be consummated without again complying with the provisions of this Section 3.3.

(f)    References in this Section 3.3 to Interests, to the extent they refer to Class A Shares, shall be deemed to refer to stapled units of Class A-1 Common Shares/Class A-1 10% Preferred Shares, Class A-2 Common Shares/Class A-2 10% Preferred Shares, Class A-3 Common Shares/Class A-3 10% Preferred Shares and Class B Common Shares/Class B 10% Preferred Shares.

Section 3.4    Qualified IPO. Subject to the provisions of the Registration Rights Agreement, (a) BCP York and TR U.S., by mutual agreement at any time; (b) BCP York, at any time after [Redacted – date] ; or (c) TR U.S., at any time after [Redacted – date], shall have the right to require the Company to effect a Qualified IPO, in each case by delivery of notice to the Company of the exercise of such right (a “Qualified IPO Notice”). Following delivery of a valid Qualified IPO Notice, the Company Board may, subject to applicable Law (i) cause a conversion of the Company to a corporation or such other capital structure as the Company Board may determine, (ii) distribute shares of any Subsidiary of the Company to the Investors, (iii) form a subsidiary holding company and distribute its shares to the Investors, (iv) move the Company or any successor to another jurisdiction to facilitate any of the foregoing, (v) cause the Company to make an election to be treated as a corporation for U.S. federal income Tax purposes, and/or (vi) take such other actions as it may determine to be necessary or advisable to create a suitable vehicle to effect a Qualified IPO, in each such case in accordance with applicable Law (an “IPO Conversion” and the resulting entity, the “IPO Corporation”); provided that such IPO Conversion shall not alter in any substantive respect the rights or obligations of the Investors under this Agreement that survive a Qualified IPO by their terms, the Ownership Interests of the Investors (other than as a result of pro rata dilution) or the rights of the Investors under the Secondary Warrant Agreement; provided, further, that if an IPO Corporation is used to effect a Qualified IPO, such IPO Corporation shall enter into a new agreement with the Investors governing the rights and obligations of the Investors with respect to such IPO Corporation, which rights and obligations shall be substantially similar to the Investors’ rights and obligations under this Agreement except to the extent that such rights are not permitted under applicable Law, in which case, the IPO Corporation shall modify such rights as reasonably proposed by the affected Investor; provided, further, that prior to undertaking any IPO Conversion, the Company shall consult with each of BCP York and TR U.S. in good faith with respect to such IPO Conversion and otherwise with respect to the form and structure of any Qualified IPO and any related transaction, and the parties shall use reasonable efforts to cooperate to structure any such Qualified IPO or related transaction in a Tax-efficient manner for the Investors (which may include the utilization of an “Up-C” structure and entry into customary Tax receivable agreements). In connection with any proposed IPO Conversion in accordance with this Section 3.4, each Investor shall use reasonable efforts to take such actions as may be reasonably required and otherwise cooperate with the Company Board in good faith, including using reasonable efforts to take all actions required by the Company Board in connection with consummating the Qualified IPO, to approve the IPO Conversion, and any other actions required in order to effect the IPO Conversion. At the request of the party initiating any Qualified IPO in accordance with the first sentence of this Section 3.4, any Qualified IPO shall include newly-issued primary Equity Securities of the Company or the IPO Corporation, as applicable, in an amount necessary, in the opinion of the lead underwriter or underwriters in such

Qualified IPO, to maximize the prospects for a successful offering and the Company Board, and each of BCP York and TR U.S. shall agree to use reasonable efforts to take such actions necessary to cause the Issuance of such new Equity Securities (and no consent right set forth in Section 2.4 shall apply to any such new Issuance). Following delivery of a valid Qualified IPO Notice, the Company or the IPO Corporation, as applicable, shall use its reasonable best efforts to consummate a Qualified IPO no later than the first anniversary of the delivery of the Qualified IPO Notice; provided that in the case of a Qualified IPO Notice after [Redacted – date], if it is not reasonably practicable to effect a Qualified IPO, the Company shall effect an initial public offering that is not a Qualified IPO instead; provided, further, that in the case of any other Qualified IPO Notice, the Company or the IPO Corporation, as applicable, shall not be required to effect any initial public offering that is not a Qualified IPO and, if advised by the lead underwriter that it is not reasonably possible to consummate a Qualified IPO, the Company or the IPO Corporation, as applicable, shall be permitted to terminate its efforts to do so. If the Company or the IPO Corporation, as applicable, validly terminates its efforts to consummate a Qualified IPO, BCP York and TR U.S.’s rights under this Section 3.4 shall continue in effect, except that no Qualified IPO Notice may be delivered for at least six months following such termination.

Section 3.5    Minimum Ownership. Prior to the termination of the Secondary Warrant Agreement, (a) BCP York may not Transfer (other than in a transaction involving a Change of Control) any Interests if, following such Transfer, BCP York would cease to own Interests representing at least the [Redacted – percentage threshold] Share Cap (as defined in the Secondary Warrant Agreement) and (b) TR U.S. may not Transfer (other than in a transaction constituting a Change of Control) any Interests if, following such Transfer, TR U.S. would cease to own Interests representing at least the [Redacted – percentage threshold] Share Cap (as defined in the Secondary Warrant Agreement).

Section 3.6    Costs and Expenses. Each Investor who Transfers or proposes to Transfer any Interest (or any portion thereof) shall bear its pro rata share (based on the number of its Interests included or proposed to be included in such Transfer) of all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by or on behalf of the Company and the Investors (or the Investor Group Entities) in connection with such Transfer or proposed Transfer, whether or not consummated, to the extent not otherwise paid by the Company or the transferee; provided that reasonable costs and expenses of the Company incurred in any Company Sale shall be borne by the Company.

Section 3.7    Void Transfers. To the greatest extent permitted by applicable Law, any Transfer by any Investor Group Entity in contravention of this Agreement shall be ineffective and null and void ab initio and shall not bind or be recognized by the Company or any other Person.

ARTICLE 4

PREEMPTIVE RIGHTS

Section 4.1    Preemptive Rights.

(a)    If, at any time prior to a Qualified IPO, the Company proposes to make any Issuance, the Company shall deliver a written notice (a “Preemptive Right Notice”) to each

Investor at least 20 days prior to the consummation of such Issuance, indicating the principal terms and conditions of the proposed Issuance, including:

(i)    the amount, kind and terms of the Equity Securities of the Company to be included in the Issuance (the “Preemptive Right Securities”);

(ii)    the proposed price per unit of the Preemptive Right Securities of the Company to be included in the Issuance, including, if the consideration for such Transfer includes any non-cash consideration, a description and any material information that the Transferring Investor has regarding the fair market value thereof;

(iii)    the proposed manner of issuance, including the identity of the proposed transferee if known;

(iv)    the proposed Issuance date or a good faith estimate thereof; and

(v)    in reasonable detail, the other material terms and conditions of the proposed Issuance, including the identity of the proposed investor.

(b)    Each Investor may, subject to the other terms of this Section 4.1, elect to purchase in the proposed Issuance an amount of the Preemptive Rights Securities (it being understood that each series of Class A Preferred Shares will be treated as equivalent for purposes of this Section 4.1) up to (i) (A) its Ownership Interest immediately prior to such Issuance, divided by (B) the aggregate Ownership Interest of the Investors immediately prior to such Issuance, multiplied by (C) the total amount of Preemptive Right Securities (such Investor’s “Preemptive Right Entitlement”), plus (ii) any amount of the other Investor’s Preemptive Right Entitlement that is declined by the other Investor, in each case on the terms and conditions specified in the Preemptive Right Notice (the “Preemptive Right”).

(c)    Each Investor may exercise its Preemptive Right by delivering an irrevocable and binding written notice of its election to do so (the “Preemptive Right Acceptance Notice”) specifying (i) the amount of its Preemptive Right Entitlement for which it is subscribing, and (ii) if it is subscribing for all of its Preemptive Rights Entitlement, the amount of the other Investor’s Preemptive Right Entitlement for which it would subscribe if available. The Preemptive Right Acceptance Notice must be delivered within 15 days after the delivery of the Preemptive Right Notice; provided that if there is a change in the amount of Preemptive Right Securities, change in the price per unit, or other material change in the terms or conditions of the proposed Issuance, the Company shall deliver to the Investors a revised Preemptive Right Notice indicating such revised amount, price and/or terms and conditions, and each Investor shall have 5 additional days after receipt of the revised Preemptive Right Notice to deliver a Preemptive Right Acceptance Notice.

(d)    For each Investor that exercises its Preemptive Right, the Company shall issue to such Investor an amount of Preemptive Right Securities equal to (i) the amount of its Preemptive Rights Entitlement subscribed for in its Preemptive Right Acceptance Notice plus (ii) the lesser of (A) the amount of the other Investor’s Preemptive Rights Entitlement subscribed for in such first Investor’s Preemptive Right Acceptance Notice and (B) the amount, if any, of the other Investors Preemptive Rights Entitlement not subscribed for in such other Investor’s Preemptive Right Acceptance Notice, on the terms and conditions set forth in the Preemptive Right Notice. If the

Investors in the aggregate do not subscribe for all of the Preemptive Right Securities, the Company may consummate the Issuance of any remaining Preemptive Right Securities on terms and conditions not materially more favorable to the purchasers of such securities than those set forth in the Preemptive Right Notice.

(e)    If after delivering the Preemptive Right Notice to the Investors, the Company decides to abandon the proposed Issuance, it shall promptly notify the Investors. If the Issuance is not consummated within three months following the delivery of the Preemptive Right Notice, it shall be deemed to have been abandoned. From and after any abandonment, any elections or subscriptions made by the Investors in any Preemptive Right Acceptance Notice shall be deemed rescinded and shall be of no legal force and effect and the Company may not make any Issuance without again complying with this Section 4.1.

(f)    Notwithstanding the foregoing provisions of this Section 4.1, the Company may make an Issuance in any Rescue Financing prior to having complied with such foregoing provisions; provided that the Company shall:

(i)    provide each Investor with prompt notice of such Issuance, specifying the actual price paid per unit of the Equity Securities of the Company included in the Issuance;

(ii)    offer to issue to each Investor additional Equity Securities of the Company that, if purchased by each Investor, would result in each such Investor maintaining the same percentage of the total outstanding Equity Securities of the Company that each such Investor owned immediately prior to the Issuance of additional Equity Securities of the Company pursuant to this Section 4.1(f); and

(iii)    keep such offer available to each such Investor for a period of 15 days after the delivery of such notice, during which period, each such Investor may accept such offer by delivering a notice to the Company committing to purchase an amount no greater than the amount offered by the Company pursuant to Section 4.1(f)(ii), with such purchase being consummated no later than 10 days following the acceptance by such Investor of such offer.

Any Issuance pursuant to an accepted offer under Section 4.1(f)(iii) shall be conducted in accordance with the provisions applicable to Preemptive Right Securities acquired pursuant to a Preemptive Right Acceptance Notice under Section 4.1(d) and (e), mutatis mutandis.

Section 4.2    Excluded Transactions. Notwithstanding Section 4.1, no Investor or Investor Group Entity shall have a Preemptive Right with respect to any of the following Issuances by the Company:

(a)    any Issuance to the Company or any wholly owned Subsidiary of the Company to the fullest extent permitted by applicable Law;

(b)    any Issuance of equity-based incentive or retention awards (including Class C Common Shares and Class D Common Shares) to employees, officers or directors of Company Entities, or upon the exercise or conversion of any such awards;

(c)    any Issuance in connection with any acquisition of a business or assets, which, together with all prior Issuances to which this Section 4.2(c) applies, constitutes in the aggregate less than 10% of the total value of all of the Interests outstanding as of October 1, 2018;

(d)    any Issuance in connection with any split or subdivision of Interests, or any dividend or distribution paid in Interests or any reclassification or reorganization, in each case on a proportionate basis to all holders of Interests;

(e)    in connection with any initial public offering, including a Qualified IPO;

(f)    any Issuance of Interests pursuant to the transactions contemplated by the Secondary Warrant Agreement;

(g)    any Issuance that the Investors and the Company mutually agree in writing shall not be subject to Preemptive Rights;

(h)    any Issuance of Class B Common Shares and Class B 10% Preferred Shares to certain officers, directors, managers, consultants or other employees of the Company and/or its Subsidiaries;

(i)    any Issuance following the consummation of a Company Sale; and

(j)    any Issuance to effectuate the automatic conversion of Interests pursuant to the express terms of such Interests set forth in the Articles of Association.

Section 4.3    Expenses. The Company shall be responsible for its own costs and expenses, and shall reimburse each Investor for the reasonable out-of-pocket costs and expenses (including reasonable outside counsel fees and expenses) incurred by such Investor, in each case in connection with any proposed Issuance to which Preemptive Rights apply under this Article 4, whether or not consummated.

ARTICLE 5

NON-COMPETITION AND CERTAIN OTHER COVENANTS

Section 5.1    TR U.S. Non-Competition.

(a)    Except as otherwise provided in this Section 5.1(a), until the 18-month anniversary of the date on which TR U.S. and the other TR Group Entities collectively cease to have an Ownership Interest greater than or equal to the General Ownership Threshold, TR U.S. will cause the TR Group Entities not to, directly or indirectly (i) offer or sell any products, services, software or solutions that are, or can serve as reasonable substitutes for, the Covered Company Products; or (ii) manage, operate, advise, or acquire or own equity or voting interests in any Person (other than a Company Entity) that engages in any business that would be prohibited under clause (i) of this sentence. The Parties acknowledge and agree that TR U.S. has granted the covenants set forth in this Section 5.1(a) and Section 5.3 to maintain and preserve the fair market value of the property transferred by any TR Group Entity to any Company Entity or any Subsidiary of the Company pursuant to the Transaction Agreement.

(b)    Nothing in Section 5.1(a) shall:

(i)    prohibit any TR Group Entity from directly or indirectly acquiring or owning equity interests of a Public Company constituting less than 5% of the outstanding voting power thereof;

(ii)    prohibit any TR Group Entity from acquiring (through merger, stock purchase or purchase of assets or otherwise) ownership of or equity interests in, and thereafter managing, operating, or advising any Person, provided that (A) in the most recently completed full fiscal year, such Person derived no more than $50,000,000 of revenues from products, services, software or solutions that can serve as reasonable substitutes for Covered Company Products and (B) if the Person engaging in the business that would otherwise be prohibited under Section 5.1(a) is a TR Group Entity immediately after such acquisition, then TR U.S. will, as soon as reasonably practicable, but in any event within one year after the closing of such acquisition terminate or divest, in whole, the business of such Person which would otherwise be prohibited under Section 5.1(a);

(iii)    prohibit any TR Group Entity from performing any of its obligations under contracts to which a TR Group Entity is a party that are in effect as of the date of this Agreement (which for the avoidance of doubt shall not include any extension, renewal, modification or alteration of any such contract made after the date of this Agreement); provided that at the request of the Company, TR U.S. shall use its commercially reasonable efforts to cooperate with the Company’s efforts to separate and novate any such contract that includes the provision of both Covered Company Products and Covered TR Products; provided, further, that TR U.S. shall not be required to make any payment or give other assets as consideration for such separation or novation;

(iv)    prohibit any TR Group Entity from using internally any products, services, software, solutions, content or other intellectual property licensed to a TR Group Entity by a Company Entity under the Transaction Documents in accordance with the terms of such Transaction Documents, provided that clause (a) above is not violated;

(v)    apply to any unaffiliated third party that acquires a TR Group Entity or any of its Affiliates or any of its or their respective assets or businesses; or

(vi)    prohibit any TR Group Entity from offering or selling, or restrict or limit the right of any TR Group Entity to offer or sell, directly or indirectly, any products, services, software or solutions that are, or can serve as reasonable substitutes for, any Screening Product or 1099 Product (or from managing, operating, advising, or acquiring or owning equity or voting interests in any Person (other than a Company Entity) that engages in any business that would be prohibited under clause (i) of Section 5.1(a) solely as a result of any offer or sale of Screening Products or 1099 Products).

(c)    This Section 5.1 shall terminate upon a Change of Control of TR U.S. or the Company.

Section 5.2    Company Non-Competition.

(a)    Except as otherwise provided in this Section 5.2(a), until the 18-month anniversary of the date on which TR U.S. and the other TR Group Entities collectively cease to have an Ownership Interest greater than or equal to the General Ownership Threshold, the Company will cause the Company Entities not to, directly or indirectly (i) offer or sell any products, services, software or solutions that are, or can serve as reasonable substitutes for, the Covered TR Products; or (ii) manage, operate, advise, or acquire or own equity or voting interests in any Person that engages in any business that would be prohibited under clause (i) of this sentence.

(b)    Nothing in Section 5.2(a) shall:

(i)    prohibit any Company Entity from directly or indirectly acquiring or owning equity interests of a Public Company constituting less than 5% of the outstanding voting power thereof;

(ii)    prohibit any Company Entity from acquiring (through merger, stock purchase or purchase of assets or otherwise) ownership of or equity interests in, and thereafter managing, operating or advising any Person, provided that (A) in the most recently completed full fiscal year, such Person derived no more than $50,000,000 of revenues from products, services, software or solutions that can serve as reasonable substitutes for Covered TR Products; and (B) if the Person engaging in the business that would otherwise be prohibited under Section 5.2(a) is a Company Entity immediately after such acquisition, then the Company will, as soon as reasonably practicable, but in any event within one year after the closing of such acquisition, terminate or divest, in whole, the business of such Person which would otherwise be prohibited under Section 5.2(a); or

(iii)    prohibit any Company Entity from performing any of its obligations under contracts to which a Company Entity is a party that are in effect as of the date of this Agreement (which for the avoidance of doubt shall not include any extension, renewal, modification or alteration of any such contract made after the date of this Agreement); provided that at the request of TR U.S., the Company shall use its commercially reasonable efforts to cooperate with TR U.S.’s efforts to separate and novate any such contract that includes the provision of both Covered Company Products and Covered TR Products; provided, further, that the Company shall not be required to make any payment or give other assets as consideration for such separation or novation;

(iv)    prohibit any Company Entity from using internally any products, services, software, solutions, content or other intellectual property licensed to a Company Entity by a TR Group Entity under the Transaction Documents in accordance with the terms of such Transaction Documents, provided that clause (a) above is not violated;

(v)    apply to any unaffiliated third party that acquires a Company Entity or any of its Affiliates or any of its or their respective assets or businesses; or

(vi)    prohibit any Company Entity from offering or selling, or restrict or limit the right of any Company Group Entity to offer or sell, directly or indirectly, any products, services, software or solutions that are, or can serve as reasonable substitutes for, any Screening Product or 1099 Product (or from managing, operating, advising, or acquiring or owning equity or voting interests in any Person that engages in any business that would be prohibited under clause (i) of Section 5.2(a) solely as a result of any offer or sale of Screening Products or 1099 Products).

(c)    This Section 5.2 shall terminate upon a Change of Control of TR U.S. or the Company.

Section 5.3    Non-Solicitation.

(a)    Until July 1, 2019, without the prior written consent of the other Party, (i) TR U.S. shall cause the TR Group Entities not to, directly or indirectly, solicit any employee of any Company Entity (A) acting in an executive or managerial capacity or (B) otherwise at a level of Band J or above (or equivalent level) as set forth on Schedule 5.3 to accept employment with any TR Group Entity; and (ii) the Company shall cause the Company Entities not to, directly or indirectly, solicit any employee of any TR Group Entity (A) acting in an executive or managerial capacity or (B) otherwise at a level of Band J or above (or equivalent level) as set forth on Schedule 5.3 to accept employment with any Company Entity; provided that it shall not be a violation of this Section 5.3(a) for a Party to (x) engage in general advertising or other general solicitation activities, including through newspapers, trade, Internet or other advertisements and job fairs and through the use of headhunters that are not targeted or directed at employees whom the Party or its Group is prohibited from soliciting under this Section 5.3(a); or (y) solicit for employment any employee of the other Party’s Group at a time when at least four months have elapsed since such employee’s termination of employment with the other Party or its Group, or who has been subject to an involuntary termination of employment.

(b)    Until February 1, 2019, without the prior written consent of the other Party, (i) TR U.S. shall cause the TR Group Entities not to, directly or indirectly, hire for employment any employee of a Company Entity; and (ii) the Company shall cause the Company Entities not to, directly or indirectly, hire for employment any employee of any TR Group Entity; provided that it shall not be a violation of this Section 5.3(b) for a Party to hire any employee of the other Party’s Group at a time when at least four months have elapsed since such employee’s termination of employment with the other Party or its Group, or who has been subject to an involuntary termination of employment.

(c)    Schedule 5.3 sets forth a description of the applicable employment bands that are in place for the TR Group Entities and Company Entities as of the date of this Agreement and which apply to Section 5.3(a). Schedule 5.3(c) shall be amended from time to time by the mutual agreement of the Parties to reflect applicable changes to such bands that are effective during the time period that this Section 5.3 is effective.

(d)    Until February 1, 2019, if the Parties mutually determine, acting in good faith, that, due to an error, (i) an individual that became an employee of a Company Entity in connection with the Closing should have become or remained an employee of a TR Group Entity; or (ii) an individual that became or remained a TR Group Entity in connection with the Closing should have become employed by a Company Entity, then the Parties shall use their reasonable efforts to appropriately transfer the employment of any such individual as promptly as reasonably practicable, subject to the terms and conditions of the Transaction Agreement, the GESA, any employment agreement and applicable Law. Any such transfer that is mutually agreed by the Parties shall not be deemed a breach or violation of this Section 5.3(e).

(e)    For purposes of this Section 5.3, during the Services Period (as defined in the GESA) (i) each Covered Non-Business Employee (as defined in the GESA) shall be treated as an “employee of any TR Group Entity” as such phrase is used in this Section 5.3, and (ii) each Covered Business Employee (as defined in the GESA) shall be treated as an “employee of any Company Entity” as such phrase is used in this Section 5.3.

Section 5.4    Equitable Remedies. Each Party acknowledges that the terms of this Article 5 were negotiated in good faith by the Parties, are reasonable and necessary in light of such Party’s unique position, responsibility and knowledge of the operations of the other Party and the unfair advantage that such Party’s knowledge and expertise concerning the business of the other Party would afford a competitor of the other Party, are reasonable in duration, geographical extent and scope, and are not more restrictive than necessary to protect the legitimate interests of the Parties. If the final, non-appealable judgment of a court of competent jurisdiction declares that any term or provision of this Article 5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment or decision may be appealed. Each Party acknowledges that the other Parties hereto would be irreparably harmed by any breach of this Article 5 and that there would be no adequate remedy at law or in damages to compensate the non-breaching Parties and their equity holders for any such breach. Each Party agrees that the other Parties hereto shall be entitled to injunctive relief requiring specific performance by such Party of this Article 5, and such Party consents to the entry thereof.

ARTICLE 6

INFORMATION RIGHTS AND OBLIGATIONS

Section 6.1    Access to Company Information; Inspection Rights. Subject to any restrictions provided in this Agreement (including Section 6.4(b)) and without limiting any rights that an Investor Group Entity may have with inspection of books, records and accounts of the Company Entities under applicable Law or pursuant to Article 8, (i) each Investor Group Entity and its Affiliates and representatives shall, for as long as such Investor owns an Ownership Interest greater than or equal to 5.0%, be entitled to (A) have reasonable, direct access to the Company Entities’ officers, employees and auditors, (B) have the ability to link such Investor Group Entity’s systems into the Company’s general ledger and other systems in order to enable such Investor Group Entity to retrieve data on a “real-time” basis, (C) visit and inspect any of the offices and properties of the Company Entities and inspect and examine the books, records and accounts of the Company Entities during normal business hours and upon reasonable notice, at reasonable times and in a reasonable manner so as not to unduly interfere with the management and business of any of the Company Entities, and make copies thereof or extracts therefrom, (D) have access to appropriate officers and directors of the Company at such times as may be requested by such Investor Group Entity for consultation with such Investor Group Entity with respect to matters relating to the business and affairs of the Company Entities and (E) receive information in advance with respect to any significant corporate actions, including, without limitation, extraordinary dividends, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the certificate of incorporation or by laws of the Company or its Subsidiaries, and to provide such Investor Group Entity with the right to consult with the Company and its Subsidiaries with respect to such actions; provided that the inspecting Party shall bear its own costs and expenses and all reasonable out-of-pocket costs and expenses incurred by such Company Entity in any meeting, inspection or examination requested by such Party pursuant to this sentence; (ii) if the Company prepares or makes available any reporting package or other report or written analysis for any Investor pursuant to this Section 6.1 or otherwise, the Company shall promptly provide a copy thereof to the other Investor; and (iii) any member of the Company Board or officer may communicate any information regarding the Company Entities to any Investor hereto, and shall have no liability therefor, provided that if any Information is provided to any Investor Group Entity hereunder, such Investor Group Entity shall maintain confidentiality of such Information in accordance with Section 6.3.

Section 6.2    Financial Information. The Company shall cause to be prepared and delivered to each Investor Group Entity all of the information described in this Section 6.2:

(a)    as soon as available, and in any event within five Business Days after the end of each calendar month, monthly profit and loss statements (and any other financial reports, if any, prepared by the management of the Company and provided to the management of the Company);

(b)    as soon as available, and in any event within 12 Business Days after the end of each fiscal quarter, (i) the unaudited consolidated statement of financial position or balance sheet of the Company Entities as at the end of such fiscal quarter and (ii) the related unaudited consolidated income statement, unaudited consolidated statement of comprehensive income, unaudited consolidated statement of cash flows and unaudited consolidated statement of changes in equity for such fiscal quarter, for the portion of the fiscal year then ended, in the case of each of clauses (i) and (ii) prepared in accordance with GAAP and including IFRS reconciliation;

(c)    as soon as available, and in any event within 60 days after the end of each fiscal year, the audited consolidated statement of financial position or balance sheet of the Company Entities as at the end of such fiscal year and the related audited consolidated income statement, audited consolidated statement of comprehensive income, audited consolidated statement of cash flows and audited consolidated statement of changes in equity for such fiscal year, and the related footnotes, accompanied by an audit opinion in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards performed by independent certified public accountants of recognized national standing registered with the PCAOB and selected by the Board in accordance with this Agreement, to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP and including IFRS reconciliation, applied on a basis consistent with prior years and fairly present in all material respects the financial condition of the Company Entities as of the dates thereof and the results of operations and changes in its cash flows and equity for the periods covered thereby;

(d)    as soon as available, any annual, quarterly or other periodic reports that the Company is required by applicable Law or pursuant to the terms of any outstanding indebtedness to prepare;

(e)    such documents and information as may be reasonably requested by an Investor Group Entity to permit such Investor Group Entity or any Affiliate to (i) quantify surplus balances, underlying foreign Tax amounts and other “foreign affiliate” Tax attributes of each Company Entity as determined for purposes of the Canadian Tax Act and otherwise comply with its reporting obligations under the Canadian Tax Act with respect to foreign affiliates, provided that, with respect to any documents or information relating to periods (or portions thereof) prior to the date hereof, the Company shall be entitled to rely on any documents or information provided by TR U.S. in connection with the Closing or, in respect of elections under section 93 of the Canadian Tax Act, within a reasonable time after the Closing, or (ii) comply with its reporting obligations under any other applicable Tax Laws; provided that any reasonable incremental out-of-pocket costs incurred in connection with any such request shall be borne by the requesting Investor;

(f)    concurrent with the delivery of any financial information being delivered to each Party pursuant to the foregoing clauses (a) through (d), a comparison of such financial information to any projections, estimates or forecasts that relate to such financial information and were previously provided to the Investor Group Entities; and

(g)    such other information as may be reasonably requested by an Investor Group Entity to comply with applicable Law, including public reporting requirements and regulatory requirements, and to keep its equityholders or debtholders reasonably informed of the Investor Group Entity’s business and financial results.

Section 6.3    Confidentiality.

(a)    As used herein, “Information” means all technical, financial and other information (including information relating to customers of the Company Entities or of any Party or any of its Subsidiaries and information of any regulatory nature) whatsoever, in whatever form it may be held, relating to the business and operations of any of the Company Entities or any Party or any of its Subsidiaries, in each case which is furnished to any Investor Group Entity (in such capacity, an “Information Recipient”) pursuant to this Agreement or any of the Transaction Documents or otherwise in connection with the business or governance of the Company Entities.

(b)    Each Information Recipient party hereto shall, and shall cause its controlled Affiliates (including its controlled Affiliates that are Information Recipients), any other Information Recipient to which such Information Recipient makes any disclosure as permitted by this Article VI, and the Information Representatives of such Information Recipients to, comply with the provisions of Law regarding confidentiality as they relate to any Company Entity or any Party or any of its Subsidiaries. Without limiting the foregoing, each Information Recipient party hereto shall, and shall cause its respective controlled Affiliates (including its controlled Affiliates that are Information Recipients), any other Information Recipient to which such Information Recipient makes any disclosure as permitted by this Article VI, and the Information Representatives of such Information Recipients to, comply with all applicable Laws relating to the sharing and disclosure of any Information that may be covered thereby.

(c)    Each Information Recipient party hereto shall, and shall cause its controlled Affiliates (including its controlled Affiliates that are Information Recipients), any other Information Recipient to which such Information Recipient makes any disclosure as permitted by this Article VI, and the Information Representatives of such Information Recipients to, treat all

Information with the same degree of care and confidentiality that it affords its own trade secrets and proprietary information. No Information Recipient nor any of their controlled Affiliates (including their controlled Affiliates that are Information Recipients) may disclose or communicate to any Person, in any manner whatsoever, any Information supplied by any Company Entity or any Party or any of such Party’s Subsidiaries, without the prior written consent of the Person that furnished such Information. Notwithstanding the foregoing sentence, to the extent permitted by Law, an Information Recipient may disclose Information to any representatives, employees, advisers or agents of such Information Recipient or its Affiliates or the other members of its respective Group who need to know such Information in the normal course of the performance of their duties in furtherance of the transactions contemplated by this Agreement and the Transaction Documents or the operations of the Company Entities, including for purposes of overseeing and monitoring the Investor’s investment in the Company (each such Person, an “Information Representative” of such Information Recipient), in each case, who has been informed of the terms and conditions of this Section 6.3; provided that, notwithstanding the foregoing, the Company and the Investors agree that any of the TR Group Entities or BCP York Group Entities and any of their respective permitted transferees (including any Permitted Transferees) may disclose any such Information of the Company to the extent required as part of such Persons’ or any of their respective Affiliates’ ordinary course of business, including normal reporting, rating or review procedures (including normal credit rating and pricing process) or in connection with such Persons’ or any of their respective Affiliates’ normal fund or capital raising, marketing, informational or reporting activities (including to its direct or indirect limited partners or board of directors or similar governing body) at a reasonable and customary level of detail (for the avoidance of doubt, not including any disclosure of any technical information, trade secrets, or similar confidential business information). Each Parent shall be liable for any breach of the provisions of this Section 6.3 by Information Recipients in its Group or their respective Information Representatives to the same extent as if such Parent committed such breach. In no event may any BCP York Portfolio Company (or representative thereof) be an Information Representative of any BCP York Group Entity and no BCP York Group Entity shall disclose or communicate any Information to any BCP York Portfolio Company.

(d)    Nothing contained herein shall be construed as restricting or creating any liability or obligation for the disclosure, communication or use of Information that:

(i)    is or becomes publicly known, without breach of this Agreement by the disclosing Information Recipient or its Affiliates or Information Representatives;

(ii)    is received, without breach of this Agreement or any Transaction Document, from a Person that is not known by the disclosing Information Recipient to be under any confidentiality obligation to the Company Entities, TR Group Entities or BCP York Group Entities with respect thereto;

(iii)    is disclosed as required or as reasonably determined to be advisable by an Information Recipient to comply with public reporting obligations under securities Laws or the rules of a national securities exchange applicable to such Information Recipient, provided that, to the extent permitted by law, prior to any such disclosure under this clause (iii), the disclosing Information Recipient shall provide prompt written notice to the Company of any Information required to be disclosed;

(iv)    is disclosed by the Information Recipient or any Affiliate as required or as reasonably determined to be advisable in connection with the preparation or filing of any Tax Return or the conduct of any Tax audit, investigation or other proceeding with a Governmental Entity in respect of Taxes;

(v)    is disclosed as required by Law (other than as provided in clause (iii) or (iv) above), or legal process or formal or informal investigative request or demand; provided that, prior to any such disclosure under this clause (v), the disclosing Information Recipient shall (A) provide prompt advance written notice to the Company and to the Person that provided such Information of its intention to do so pursuant to this exception to the extent that it is practicable and legally permissible in the circumstances to do so; and (B) at the request of the Company or the Person that provided such Information, cooperate in all reasonable respects in maintaining the confidentiality of such information, including obtaining a protective order or other similar order and requesting that the applicable Governmental Entity apply confidential treatment to the applicable records; or

(vi)    is disclosed to a potential transferee or any of its advisers or representatives in connection with an actual or potential Transfer or Company Sale; provided that such potential transferee enters into a customary confidentiality agreement with respect to all Information (and/or customary “clean room” agreement with respect to competitively sensitive Information) disclosed to such potential transferee.

(e)    Notwithstanding anything contained herein to the contrary, the Company and BCP York acknowledge that TR Parent will include in its public disclosures and legal filings such of the information set forth in Section 6.2 as is required under applicable Law to be so included. In addition, the Company, TR U.S. and BCP York acknowledge that Blackstone Parent and TR Parent shall be entitled to timely receive and publicly disclose any information required to be included in its public filings and disclosures under applicable securities and other Laws, as well as the additional information set forth in Schedule 6.3(e) hereto. In connection with the foregoing, the Company shall cooperate, and use its reasonable best efforts to cause its auditors to cooperate, with TR U.S. and BCP York to the extent reasonably requested by TR Parent and Blackstone Parent in the preparation of its public earnings releases or other press releases, investor/analyst presentations, its periodic reporting obligations under Law and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by TR Parent or Blackstone Parent with the U.S. Securities and Exchange Commission, the Canadian securities regulatory authorities or other Governmental Entity, as long as such cooperation does not unduly interfere with the management and business of the Company Entities. The Company shall use its reasonable best efforts to provide such information to enable TR Parent to prepare, print and release all TR Parent filings and other reports on a timely basis. The Company shall use its reasonable best efforts to cause its auditors to consent to any reference to them as experts in any filings or reports by TR Parent that require such reference under applicable Law. Each Investor shall bear its own costs and expenses and all costs and expenses incurred by the Company Entities in complying with the requests of such Investor under this Section 6.3(e).

(f)    The provisions of this Section 6.3 shall expire with respect to the TR Group Entities or BCP York Group Entities on the first anniversary of the first date on which TR U.S. or BCP York, as applicable, ceases to own an Ownership Interest greater than or equal to 5.0%; provided that with respect to any competitively sensitive Information (including customer lists), the provisions of this Section 6.3 shall survive indefinitely.

(g)    Individuals associated with the BCP York Group and the TR Group may from time to time serve on the Company Board and the board of directors of the other Company Entities. The Company, on its own behalf and on behalf of the other Company Entities, recognizes that such individuals (i) will from time to time receive non-public information concerning the Company and the other Company Entities, and (ii) may share such information with other individuals associated with the BCP York Group or the TR Group (it being understood that individuals associated with the BCP York Group shall not share such information with any BCP York Portfolio Companies); provided that such sharing is solely for the dual purpose of facilitating support to such individuals in their capacity as directors and enabling the BCP York Group or the TR Group, as an equityholder, to evaluate the Company’s performance and prospects. Subject to Section 6.4, the Company, on behalf of itself and the other Company Entities, hereby irrevocably consents to such sharing.

Section 6.4    Competition Laws.

(a)    In addition to the limitations of Section 6.3, each Investor shall cause each Information Recipient in its Group to, comply with all applicable antitrust and competition Laws regarding information sharing as they relate to any Company Entity, TR Group Entity and BCP York Group Entity.

(b)    Notwithstanding anything herein to the contrary, without limiting the provisions of Section 6.3 or Section 6.4(a): (i) the individuals appointed by any Investor to be members of the Company Board may not (A) use any competitively sensitive information of the Company Entities in any manner other than in their capacity as members of the Company Board or directors (or equivalent), as applicable or (B) other than to such executives who (1) require such information for purposes of overseeing and monitoring the Investor’s investment in the Company and (2) have been informed of the terms and conditions of this Section 6.4, share any such competitively sensitive information with such Investor or any of its Investor Group Entities thereof; and (ii) the rights of such Investor pursuant to Section 6.1 to inspect, examine or otherwise have access to the books, records and accounts of the Company shall only be exercised by the individuals described in clause (B) above with respect to access to any competitively sensitive information.

ARTICLE 7

ADDITIONAL RIGHTS AND OBLIGATIONS OF INVESTORS

Section 7.1    Liability.

(a)    No Partnership or Joint Venture; Liability. Except as otherwise provided herein, (a) the Investors intend that the Company shall not be a partnership (including a limited partnership) or joint venture and that no Investor Group Entity or the Company shall be a partner or joint venturer of any other Investor Group Entity or the Company, for any purposes other than U.S. federal and, if applicable, U.S. state and local, income Tax purposes, and this Agreement shall not be construed to the contrary, and (b) except as otherwise provided in the Transaction Documents, to the fullest extent permitted by Law, the debts, obligations and liabilities of the

Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Indemnified Person shall be obligated personally for any such liability, debt or obligation of the Company or for any losses of the Company solely by reason of being an Indemnified Person.

(b)    Duties and Liabilities of Indemnified Persons. No Indemnified Person shall be liable or accountable to the Company or to any Investor for any indirect, special, incidental or consequential damages, including, without limitation, lost profits or savings, whether or not such damages are foreseeable, or for any third-party claims (whether based on contract, tort or otherwise), related to, arising out or in connection with any act or omission on behalf of the Company taken or omitted by such Indemnified Person, so long as such act or omission did not constitute Disabling Conduct as determined by a final, non-appealable determination of a court of competent jurisdiction. To the fullest extent permitted by Law, no Indemnified Person shall be required to consider the interests of, or have any duty stated or implied by Law or equity (including any fiduciary duty) to any other Indemnified Person by virtue of owning any interest in the Company or being a member of the Company Board or an Investor (other than the duty of good faith and fair dealing). Furthermore, each of the Investors and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable Law (other than the duty of good faith and fair dealing) and, in doing so, acknowledges and agrees that the duties and obligations of each Indemnified Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of an Indemnified Person otherwise existing at Law or in equity (other than the duty of good faith and fair dealing), are agreed by the Investors to replace such other duties and liabilities of such Indemnified Person. To the extent that, at Law or in equity, any Indemnified Person has duties and liabilities related thereto to the Company or to any other Indemnified Person, an Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for such Indemnified Person’s good faith reliance on the provisions of this Agreement. Whenever in this Agreement an Indemnified Person is permitted or required to make a decision (including a decision that is in such Indemnified Person’s “discretion” or under a grant of similar authority or latitude), the Indemnified Person shall be entitled to consider only such interests and factors as such Indemnified Person desires, including its own interests, and shall have no duty or obligation (other than the duty of good faith and fair dealing) to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement an Indemnified Person is permitted or required to make a decision in such Indemnified Person’s “good faith” or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable Law.

(c)    Release. The Company hereby irrevocably and unconditionally releases and forever discharges the Investors and their respective Affiliates and any of their respective former, current or future direct or indirect partners (both general and limited), members (both managing and otherwise), stockholders, equityholders, managers, officers, directors, employees, agents and representatives, agents, attorneys or other representatives, successors, beneficiaries, heirs and assigns who are not Parties from any and all liabilities and Proceedings related to, arising out of or in connection with this Agreement on or after the date hereof, except with respect to any act or omission that constitutes Disabling Conduct as determined by a final, non-appealable determination of a court of competent jurisdiction.

Section 7.2    Reimbursements. To the extent not inconsistent with the provisions of any Transaction Document and this Agreement, the Company shall reimburse each Party for all reasonable out-of-pocket costs and expenses incurred by it on behalf of the Company but only if such costs and expenses were authorized by or under the authority of the Company Board.

Section 7.3    Indemnification and Exculpation.

(a)    Indemnification by the Company. To the fullest extent permitted by Law, the Company shall indemnify and hold harmless any Investor, any Investor Group Entity and any member of the Company Board or officer made or threatened to be made a party to any threatened, pending or completed Proceeding (other than any Proceeding brought by (i) an Investor Group Entity of one Investor against an Investor Group Entity of the other Investor or (ii) the Company) by reason of the fact that such Person is or was an Investor Group Entity, a holder of Interests directly or indirectly, a member of the Company Board or officer of the Company, or serves or served at the request of any of the Company Entities or Investor Group Entities as a member, manager, shareholder, partner (both general and limited), director, officer, employee, representative or agent of any other enterprise (each in their capacity as such, an “Indemnified Person”), from and against any and all liabilities, obligations, losses, damages, fines, Proceedings, costs, expenses and disbursements (including, without limitation, reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) of any kind or nature whatsoever (collectively, “Claims and Expenses”), including in connection with seeking indemnification, which may be imposed on, incurred by or asserted at any time against such Indemnified Person in any way related to or arising out of (i) this Agreement, (ii) the Company or the management or administration of the Company or (iii) the ownership or voting of equity securities of the Company or any of its Affiliates, or in connection with the business or affairs of the Company or the activities of such Indemnified Person on behalf of the Company, whether or not such Proceeding is pending or threatened, whether or not an Indemnified Person is a party, whether or not resulting in any liability and whether or not such Proceeding is initiated, brought or threatened by the Company or any other party; provided that an Indemnified Person shall not be entitled to indemnification hereunder against Claims and Expenses that to the extent that such Claims and Expenses are determined by a court of competent jurisdiction, in a final judgment from which no further appeal may be taken, to have resulted from such Indemnified Person’s Disabling Conduct. The Company shall reimburse any Indemnified Person for all costs and expenses (including attorneys’ fees and expenses and any other litigation-related expenses) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any such pending or threatened Proceeding for which the Indemnified Person would be entitled to indemnification under the terms of the previous sentence, or any such matter related to or arising therefrom, whether or not such Indemnified Person is a party thereto; provided that such Indemnified Person executes an undertaking to repay any such amounts if it shall be determined by a court of competent jurisdiction, in a final judgment from which no further appeal may be taken, that such Indemnified Person is not entitled to indemnification hereunder.

(b)    Advancement of Expenses. To the fullest extent permitted by applicable Law, the Company shall pay the expenses (including, without limitation, reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) incurred by an Indemnified Person in investigating, preparing, pursuing, defending or assisting in the defense of any pending or threatened Proceeding as such expenses are incurred by such Indemnified

Person and in advance of the final disposition of such matter; provided that such Indemnified Person executes an undertaking to repay any such amounts if it shall be determined by a court of competent jurisdiction, in a final judgment from which no further appeal may be taken, that such Indemnified Person is not entitled to indemnification hereunder.

(c)    Notice of Proceedings. Promptly after receipt by an Indemnified Person of notice of the commencement of any Proceeding against such Indemnified Person, such Indemnified Person shall, if a claim for indemnification in respect thereof may be made against the Company, or such Indemnified Person otherwise becoming aware of a potential claim for indemnification against the Company under this Agreement, give written notice to the Company Board of the commencement of such Proceeding, provided that the failure of an Indemnified Person to give notice as provided herein shall not relieve the Company of its obligations under Section 7.3(a) and Section 7.3(b), except to the extent that the Company is actually prejudiced by such failure to give notice. If any such Proceeding is brought against an Indemnified Person (other than any Proceeding brought by (i) an Investor Group Entity of one Investor against an Investor Group Entity of the other Investor or (ii) the Company), after the Company has acknowledged in writing its obligation to indemnify and hold harmless the Indemnified Person, the Company will be entitled to assume the defense of such Proceeding; provided that (i) the Indemnified Person shall be entitled to participate in such Proceeding and to retain its own counsel at its own expense and (ii) if the Indemnified Person shall give notice to the Company that in its good faith judgment certain claims made against it in such Proceeding would reasonably be likely to have a material adverse effect on the Indemnified Person or its Affiliates other than as a result of monetary damages, the Indemnified Person shall have the right to control (at its own expense and with counsel reasonably satisfactory to the Company) the defense of such specific claims with respect to the Indemnified Person (but not with respect to the Company or any other Investor); and provided, further, that if an Indemnified Person elects to control the defense of a specific claim with respect to such Indemnified Person, such Indemnified Person shall not consent to the entry of a judgment or enter into a settlement without the prior written consent of the Company, such consent not to be unreasonably withheld. After notice from the Company to such Indemnified Person acknowledging the Company’s obligation to indemnify and hold harmless the Indemnified Person and electing to assume the defense of such proceeding, the Company will not be liable for expenses subsequently incurred by such Indemnified Person in connection with the defense thereof. Without the prior written consent of such Indemnified Person, the Company will not, directly or indirectly, compromise, consent to the entry of any judgment or enter into any settlement in any pending or threatened Proceeding (if an Indemnified Person is party thereto or has been threatened to be made a party thereto) that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Person of a release from all liability, known or unknown, without future obligation or prohibition on the part of the Indemnified Person, related to, arising out of or in connection with the Proceeding asserted therein.

(d)    Insurance. The Company shall, or shall cause an Affiliate to, purchase and maintain directors and officers insurance, at its expense, for the benefit of the members of the Company Board and officers of the Company, providing coverage in such scope and subject to such limits as the Company determines, in its discretion, is appropriate.

(e)    Indemnitor of First Resort. The rights of an Indemnified Person to indemnification hereunder will be in addition to any other rights and remedies any such Person may have under any other agreement or instrument to which the Indemnified Person is or becomes a party or is or otherwise becomes a beneficiary or under any Law. Without limiting the foregoing, the Company and each Investor hereby acknowledges that one or more of the Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by an Affiliated Institution. The Company and each Investor hereby agree that, with respect to any such Indemnified Persons, the Company (i) is, relative to each Affiliated Institution, the indemnitor of first resort (i.e., its obligations to the applicable Indemnified Person under this Agreement are primary and any duplicative, overlapping or corresponding obligations of an Affiliated Institution are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights any Indemnified Person may have against his or her Affiliated Institution, and (iii) irrevocably waives, relinquishes and releases any such Affiliated Institution from any and all claims against such Affiliated Institution for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by an Affiliated Institution on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing and any such Affiliated Institution shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of any such applicable Indemnified Person against the Company, and the Indemnified Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Affiliated Institutions to effectively bring suit to enforce such rights. The Company and each Investor agree that each Affiliated Institution is an express third party beneficiary of the terms of this Section 7.3(e), entitled to enforce this Section 7.3(e) as though each such Affiliated Institution were a party to this Agreement.

(f)    Exculpation. To the fullest extent permitted by Law, and except as otherwise expressly provided herein, no Indemnified Person shall be liable to the Company, its Subsidiaries or any Investor for any Claims and Expenses arising out of any act or omission of such Indemnified Person on behalf of the Company or its Subsidiaries to the extent that such act or omission did not constitute Disabling Conduct. An Indemnified Person shall be fully protected in relying in good faith upon the records of the Company or its Subsidiaries and upon such information, opinions, reports or statements presented to the Company or its Subsidiaries by any Person as to matters the Indemnified Person believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company or its Subsidiaries, including information, opinions, reports or statements as to the value and amount of assets, liabilities, profits or losses or any other facts pertinent to the existence and amount of assets from which distributions to Investors might properly be paid.

(g)    Subsequent Amendment. No amendment of this Section 7.3 shall impair the rights of any Indemnified Person arising at any time with respect to any acts or omissions occurring prior to such amendment.

(h)    Survival. Notwithstanding anything herein to the contrary, the provisions of this Section 7.3 shall survive the termination, voluntary or involuntary, of an Indemnified Person’s status as such, and shall survive the termination of this Agreement or dissolution or liquidation of the Company.

(i)    Non-Exclusivity. The indemnification provided by the foregoing provisions of this Section 7.3 shall not be exclusive of any other rights to which any Person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Company or others; provided that all members of the Company Board and Investors shall be treated equally in such regards.

(j)    Application of Transaction Agreement and Transaction Documents. Nothing contained in this Section 7.3 is intended to relieve any Investor Group Entity or any other Person from any liability or obligation of such Person pursuant to the Transaction Agreement or any other Transaction Document, or to in any way impair the enforceability of any provision of such agreements against any party thereto.

(k)    Limitations. Any indemnity under this Section 7.3 shall be provided solely out of, and only to the extent of, the Company’s assets, and no Investor Group Entity shall be required directly to indemnify any Indemnified Person pursuant to this Section 7.3.

Section 7.4    Potential Conflicts and Competing Activities.

(a)    Certain Potential Conflicts. Each Investor acknowledges that:

(i)    the Investor Group Entities, their respective Affiliated Persons, and the members of the Company Board designated by the Investors may engage in material business transactions with the Company or its Subsidiaries (subject to Section 2.4); and

(ii)    the directors, officers, and/or employees of the Investor Group Entities and/or the members of the Company Board designated by an Investor may serve as officers, directors and/or employees of the Company or its Subsidiaries.

(b)    Limitation of Liability. To the fullest extent permitted by Law, except as set forth in Section 5.1, none of the Investor Group Entities, their respective Affiliated Persons and/or the members of the Company Board designated by the Investors or any manager, director, officer or employee of either of the Investor Group Entities, their respective Affiliated Persons or the members of the Company Board designated by the Investors who may serve as an officer, manager, director and/or employee of the Company or its Subsidiaries shall be liable to the Company or its Subsidiaries:

(i)    by reason of any business decision or transaction undertaken by any of the Investor Group Entities, their respective Affiliated Persons or the members of the Company Board designated by the Investors which may be adverse to the interests of the Company or its Subsidiaries;

(ii)    by reason of any activity undertaken by any of the Investor Group Entities, their respective Affiliated Persons or the members of the Company Board designated by the Investors or by any other Person in which any of an Investor Group Entity, its Affiliated Persons or a member of the Company Board designated by the Investors may have an investment or other financial interest which is in competition with the Company or its Subsidiaries; or

(iii)    by reason of any transaction with any of the Investor Group Entities, their respective Affiliated Persons or the members of the Company Board designated by the Investors, or any transaction in which any of the Investor Group Entities, their respective Affiliated Persons or the members of the Company Board designated by the Investors shall have a financial interest.

(c)    Competing Activities. The Investors expressly acknowledge and agree that to the fullest extent permitted by applicable Law, except as set forth in Section 5.1, (i) each of the Investor Group Entities and (I) the managers, directors, officers and employees of the Investor Group Entities, including any such Person that is a member of the Company Board designated by an Investor (and their Affiliates), (II) any Investor Group Entity’s portfolio companies (including the BCP York Portfolio Companies) in which it or its Affiliates or any of its Affiliates’ investment funds have made a debt or equity investment (and vice versa) (such persons, the “Portfolio Companies”) and (III) any of the Investor Group Entities’ respective limited partners, non-managing members or other similar direct or indirect investors (collectively, those Persons described in the foregoing clauses (I) through (III), the “Affiliated Persons”) have the right to, directly or indirectly, engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Company or any of its Subsidiaries or deemed to be competing with the Company or any of its Subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person, with no obligation to communicate, present or offer to the Company or any of its Subsidiaries or any equityholders or directors or managers of the Company or any of its Subsidiaries (or their respective Affiliates) the right to participate therein; (ii) the Investor Group Entities and/or the members of the Company Board designated by the Investors may invest in, provide services to or otherwise do business with any client, customer or vendor of the Company or any of its Subsidiaries or any Person that directly or indirectly competes with the Company or any of its Subsidiaries (including, in the each of clauses (i) and (ii), any such matters or transactions that may constitute a Corporate Opportunity); and (iii) neither the Investor Group Entities nor the members of the Company Board designated by the Investors shall be deemed to have breached any duty (fiduciary, contractual or otherwise), if any, to the Company or any of its Subsidiaries or equityholders of the Company or any of its Subsidiaries (or their respective Affiliates), as the case may be, by reason of engaging in any such activities or entering into any such transactions. The Company and its Subsidiaries shall have no interest or expectation in, nor right to be informed of, any potential transaction or matter which may be an investment or business opportunity or prospective economic or competitive advantage in which the Company or any of its Subsidiaries could have an interest or expectancy (each, a “Corporate Opportunity”), and in the event that any Investor Group Entity and/or member of the Company Board designated by an Investor acquires knowledge of a potential transaction or matter which may be a Corporate Opportunity, such Person shall, have no duty (fiduciary, contractual or otherwise) to communicate, offer or present such Corporate Opportunity to the Company or any of its Subsidiaries or any equityholders or other directors or managers of the Company or any of its Subsidiaries (or their respective Affiliates), as the case may be. None of the Investor Group Entities or the members of the Company Board designated by the Investors shall be liable to the Company or any of its Subsidiaries or any equityholders or other directors or managers of the Company or any of its Subsidiaries (or their respective Affiliates) for breach of any duty (fiduciary, contractual or otherwise) by reason of the fact that such Person, directly or indirectly, pursues or acquires any such Corporate Opportunity for itself, directs such Corporate Opportunity to another Person or does not communicate, offer or present such Corporate Opportunity to the Company or any of its Subsidiaries or any equityholders or other directors or managers of the Company or any of its Subsidiaries (or their respective Affiliates). Each Investor acknowledges that this paragraph is intended to disclaim and renounce any right of the Company or any of its Subsidiaries or any equityholders of the Company or any of its Subsidiaries (or their respective Affiliates) with respect to the matters set forth herein. This paragraph shall be construed to effect such disclaimer and renunciation to the full extent permitted by Law. Notwithstanding anything to the contrary set forth herein, this Section 7.4(c) shall not release any Person who is an employee of any Company Entity from any obligations or duties that such Person may have pursuant to any other agreement that such Person may have with a Company Entity.

(d)    Fiduciary Duties.

(i)    To the fullest extent permitted by Law, none of the Investor Group Entities or their respective Affiliated Persons shall be required to consider the interests of, or have any duty stated or implied by Law or equity (including any fiduciary duty ) to, any other Person by virtue of owning any interest in the Company or being an Investor. Furthermore, each of the Investors and the Company hereby waives any and all fiduciary duties (other than the duty of good faith and fair dealing) that, absent such waiver, may be implied by applicable Law and, in doing so, acknowledges and agrees that the duties and obligations of each of the Investor Group Entities or their respective Affiliated Persons to any Indemnified Person and to the Company are only as expressly set forth in this Agreement, other than the duty of good faith and fair dealing. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of an Investor Group Entity, its Affiliated Persons or a member of the Company Board designated by the Investors that otherwise exist at Law or in equity, are agreed by the Investors to replace such other duties and liabilities of such Person, other than the duty of good faith and fair dealing. To the extent that, at Law or in equity, any member of the Company Board designated by the Investors, any Affiliated Person or any Investor Group Entity has duties and liabilities related thereto to the Company or to any Indemnified Person, an Investor Group Entity or its Affiliated Persons acting under this Agreement shall not be liable to the Company or to any Indemnified Person for such Investor Group Entity’s good faith reliance on the provisions of this Agreement. Whenever in this Agreement an Investor Group Entity is permitted or required to make a decision (including a decision that is in such Person’s “discretion” or under a grant of similar authority or latitude), such Investor Group Entity shall be entitled to consider only such interests and factors as such Investor Group Entity desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement an Investor Group Entity is permitted or required to make a decision in such Person’s “good faith” or under another express standard, such Investor Group Entity shall act under such express standard.

(ii)    The TR Group Entities, on behalf of themselves and their future direct and indirect transferees, successors and assigns, acknowledge that the BCP York Group will be entitled to exercise any and all rights it has as holders of the 14.5% Preferred Shares (solely in its capacity as the holder of the 14.5% Preferred Shares) without the requirement of any consent under this Agreement or otherwise from the Company Board or from any TR

Group Entities (subject in any case to the provisions set forth in the Articles of Association describing such rights, including the express terms of the 14.5% Preferred Shares, and the terms of this Agreement). The TR Group Entities also irrevocably agree, on behalf of themselves and, to the extent legally permissible, on behalf of their future direct and indirect transferees, successors and assigns, that any action taken by members of the Company Board designated by BCP York taken to generate Available Liquidity (as defined in the Articles of Association) and redeem the 14.5% Preferred Shares in response to the exercise of the Periodic Redemption Rights (as defined in the Articles of Association) applicable to the 14.5% Preferred Shares, and to effectuate any such redemption, shall not be subject to challenge as being inconsistent with fiduciary duties owed to the Company or holders of Interests.

(e)    Anything to the contrary herein notwithstanding, nothing in this Article VII shall be deemed to release any Party from the obligations applicable to it under this Agreement.

Section 7.5    Intra-Group Responsibility.

(a)    In the event of a breach of any Investor’s obligations under this Agreement, the other Investor shall be entitled to assert a claim for and enforce, on its own behalf, such obligation against the breaching Investor and the breaching Investor shall not, directly or indirectly, interfere with any cooperation required from the Company Entities in connection with any such claim.

(b)    At any time where the term “TR U.S.” or “BCP York” refers to two or more Persons, the Persons comprising the relevant Investor shall select from among themselves a representative to exercise and enforce all rights of such Investor under this Agreement, and shall empower such representative to act on behalf of all Persons comprising the relevant Investor, including in connection with making any determination, giving any consent, waiving any right and agreeing to any amendment. Such representative shall promptly notify the other Investor and the Company of its appointment.

(c)    The terms “Company” or “Parent” shall apply to any successor to the original Company or Parent, including any successor by merger or consolidation, acquiror of all or substantially all assets, or any holding company created to hold all or substantially all of the equity or voting securities of Company or such Parent, as applicable (and, in the case of the Company, “Interests” shall have a correlative meaning).

ARTICLE 8

TAX MATTERS

Section 8.1    Classification for U.S. Federal Income Tax Purposes. It is intended that the Company be classified as a partnership for U.S. federal (and applicable U.S. state and local) income Tax purposes. The Company shall timely make any elections and take all other actions as may be required or necessary for the Company to be so classified, and the Company shall (and shall cause its Affiliates to) take all actions that are reasonably required to preserve, and in no event shall take (or permit its Affiliates to take) any action inconsistent with, such classification.

Section 8.2    Certain U.S. Tax Elections.

(a)    Subject to Section 8.2(b), the Company shall not (and shall cause its Affiliates not to), directly or indirectly, (i) (A) file or permit to be filed any entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) with respect to any Company Entity; (B) effect a conversion of any Company Entity under local law from an Eligible Entity to a Per Se Entity or from a Per Se Entity to an Eligible Entity, as applicable; or (C) amend or otherwise modify the organizational documents of any Company Entity, if such amendment or modification would cause the applicable Company Entity not to qualify as an Eligible Entity or change its classification pursuant to Treasury Regulations Section 301.7701-3, or (ii) enter into any transaction a principal purpose or effect of which is to achieve a result described in clause (i) above), in the case of each of clauses (i) or (ii), without the prior written consent of each of TR U.S. and BCP York, not to be unreasonably withheld, conditioned or delayed.

(b)    At the prior written request of TR U.S. or BCP York, the Company shall make or cause to be made, with respect to any Subsidiary of the Company (whether existing on or formed or acquired after the date hereof) that is an Eligible Entity, an entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) having an effective date specified by TR U.S. or BCP York, respectively, and electing such status as specified by TR U.S. or BCP York, respectively; provided that, subject to Section 8.7, the Company shall not make or cause to be made any such election if such election would reasonably be expected to have an adverse effect that is not de minimis on the Company Entities, the BCP York Group Entities (or the direct or indirect equityholders of the BCP York Group Entities) (in the case of a request by TR U.S.), or the TR Group Entities (in the case of a request by BCP York); provided, further that (i) if the Company, TR U.S. or BCP York determines that such election would reasonably be expected to have such an adverse effect, then it shall promptly notify the other parties of such determination, and (ii) the Company, TR U.S. and BCP York shall cooperate in good faith with respect to the classification for U.S. federal income Tax purposes of such Subsidiary and minimizing any such adverse effect (it being agreed and understood that nothing in this clause (ii) shall be interpreted as requiring the Company to make any such requested election).

(c)    At the request of any Investor, the Company shall make a timely election under Section 754 of the Code (and any corresponding elections under U.S. state or local Law), (i) in the event of a transfer of an interest in the Company permitted hereunder or (ii) in the event of a distribution of property to an Investor. The Investors shall cooperate to provide the Company with all information necessary for compliance with such election.

Section 8.3     Procedural Matters. The Company Board shall from time to time designate an Investor to act as the “partnership representative” (within the meaning of Section 6223(a) of the Code) of the Company (the “Partnership Representative”), subject to replacement by the Company Board. The initial Partnership Representative shall be BCP York. The Partnership Representative shall comply with the responsibilities outlined in Sections 6221 through 6235 of the Code and the Treasury Regulations promulgated thereunder and is authorized to take such actions (and only such actions) as may be reasonably necessary for it to perform in such capacity or as specified in this Agreement. The Partnership Representative shall keep the Investors reasonably informed with respect to the conduct and status of any material administrative or judicial proceeding with the IRS relating to U.S. federal income Tax matters. Without the consent of each Investor, the Partnership Representative shall not file a request for administrative adjustment or file suit concerning any Tax refund or deficiency, or enter into any settlement agreement relating to any material Company Tax item. Each Investor agrees not to treat, on such Investor’s Tax Return, any Company Tax item in a manner inconsistent with the treatment of such item by the Company as reflected on the Schedule K-1 or other information statement furnished by the Company to such Investor for use in preparing such Investor’s Tax Return, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Any Investor that enters into a settlement agreement or resolves a dispute in respect of any Company Tax item shall promptly notify the Partnership Representative. Each Investor shall provide such information as is reasonably requested by the Partnership Representative, and shall otherwise cooperate with the Partnership Representative, in connection with the filing of any Tax Return or in connection with any Tax audit or other Tax proceeding.

Section 8.4    U.S. Partnership Allocations; Tax Returns and Information.

(a)    For so long as the Company is classified as a partnership for U.S. federal income Tax purposes:

(i)    The allocation of items of income, gain, loss, deduction or credit of the Company among the Investors for U.S. federal income Tax purposes shall be governed by Schedule A of the Articles of Association, and any amendments thereto that adversely affect any TR Group Entity or any BCP York Group Entity shall require the written consent of TR U.S. or BCP York, respectively, not to be unreasonably withheld, conditioned or delayed.

(ii)    The Company shall (i) prepare and maintain the Company’s books and records for U.S. Tax purposes, (ii) maintain a capital account for each Investor in accordance with Treasury Regulations Section 1.704-1(b) and Schedule A of the Articles of Association, and (iii) prepare or cause to be prepared IRS Forms 1065 and Schedule K-1 with respect to the Company (the “Partnership Tax Returns”), and such other forms, Tax Returns or other documents (including any comparable state and local Tax forms) of the Company as are required to be prepared under the Code and the Treasury Regulations or as may otherwise be reasonably necessary to enable each Investor, any of its Affiliates or any of its direct or indirect owners to prepare its U.S. federal and state income Tax Returns. The Partnership Tax Returns shall be prepared in a manner consistent with the provisions of this Article 8 and Schedule A of the Articles of Association.

(iii)    The Company shall provide to each Investor at least 30 days prior to the due date for the filing of any Partnership Tax Return, drafts of such Partnership Tax Return for its review and comment, and the Company shall consider in good faith any reasonable comments or changes received from any Investor at least 15 days prior to the due date for the filing of any Partnership Tax Return. The Company shall provide all Partnership Tax Returns and other information necessary to enable each Investor to prepare its U.S. federal and state income as soon as practicable after the close of each Tax Year of the Company (but in any event no later than 60 days following the close of such Tax Year).

(iv)    At the request of any Investor, the Company shall promptly provide or cause to be provided such information, documentation and cooperation as such Investor may reasonably request in connection with (i) the preparation or filing of any Tax Return, (ii) any Tax election, (iii) obtaining any refund, reduction, or credit of Taxes, or any Tax exemption, or (iv) the conduct of any audit, investigation or other proceeding in respect of Taxes, in each case, with respect to such Investor, any of its Affiliates or any of its direct or indirect owners; provided that in each case any reasonable out-of-pocket costs incurred in connection with any such request shall be borne by the requesting Investor.

Section 8.5    Withholding; FATCA.

(a)    Notwithstanding anything in this Agreement to the contrary, the Company (or any Subsidiary of the Company) shall be entitled to deduct and withhold from any distributions to any Investor, or make any payments to a Taxing Authority on behalf of (or in respect of an obligation of) any Investor (including any Taxes paid pursuant to Section 6225 of the Code) such amounts as are required to be deducted or withheld, or paid, with respect thereto under any applicable Tax Law (“Tax Advances”), and any amounts so deducted or withheld shall be remitted to the appropriate Taxing Authority. Any such deducted or withheld amounts or payments made shall be treated as having been distributed to the Investor in respect of which such deduction or withholding was made. Any Tax Advances shall be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Investor, or if such distributions are not sufficient for that purpose, by reducing the proceeds of liquidation otherwise payable to such Investor. Each Investor shall indemnify the Company and the other Investors in full for such Tax Advances (including any applicable interest, penalties, or additions to Tax). The obligations of an Investor set forth in this Section 8.5(a) shall survive the withdrawal of the Investor from the Company or any Transfer of an Investor’s Interest.

(b)    The Company shall use its best efforts to comply with any applicable requirements under FATCA. Each Investor shall deliver to the Company, at the time or times prescribed by Law and at such time or times reasonably requested by the Company, such documentation prescribed by applicable Law and any such additional documentation reasonably requested by the Company as may be necessary for the Company to (i) comply with its obligations under FATCA and to determine that such Investor has complied with such Investor’s obligations under FATCA or (ii) determine whether any withholding is required with respect to payments made or amounts allocated to such Investor pursuant to FATCA or any other applicable Law (and to determine the applicable rate of withholding and the amount required to be so deducted or withheld).

Section 8.6    UBTI/ECI and Certain Other Income. Notwithstanding anything in this Agreement to the contrary, (a) the Company shall use its reasonable best efforts to conduct its activities so that no Investor is allocated any income that (i) is treated as “unrelated business taxable income” within the meaning of Section 512 or 514 of the Code, (ii) is treated as “effectively connected with a United States trade or business” within the meaning of Section 864 or 897 of the Code, (iii) is derived from the conduct of a “commercial activity” within the meaning of Section 892 of the Code or (iv) is not “qualifying income” as defined in Section 7704(d) of the Code and (b) the Company shall use its reasonable best efforts to conduct its activities so as to minimize any CFC Income or FAPI Income and to take into account the other Tax Objectives.

Section 8.7    CFC Income, FAPI Income and Certain Canadian Tax Matters.

(a)    The Company shall cooperate in good faith with any reasonable request from TR U.S. or BCP York to provide TR U.S. or BCP York with information reasonably available to allow TR U.S. or BCP York to determine whether any material transaction contemplated by any

Company Entity would reasonably be expected to generate any CFC Income. The Company shall cooperate in good faith with any reasonable request of TR U.S. or BCP York regarding minimizing the amount of any CFC Income. The Company shall (and shall cause the relevant Company Entities to) take such actions (or refrain from taking such actions) as may be reasonably requested by TR U.S. or BCP York to minimize any CFC Income.

(b)    The Company shall cooperate in good faith with any reasonable request from TR U.S. to provide TR U.S. with information reasonably available to allow TR U.S. to determine whether any material transaction contemplated by any Company Entity would reasonably be expected to (i) generate any FAPI Income or cause any income of any Company Entity to be FAPI Income (or other income to be imputed to TR U.S. or its Affiliates under Section 17 of the Canadian Tax Act in respect of any activities or transactions of any Company Entity), or (ii) generate any income of any Company Entity that would not qualify as “exempt earnings” for purposes of the Canadian Tax Act or cause any income of any Company Entity to not qualify as “exempt earnings” for purposes of the Canadian Tax Act. The Company shall cooperate in good faith with any reasonable request of TR U.S. regarding minimizing the amount of any FAPI Income (and other income to be imputed under Section 17 of the Canadian Tax Act) (and any adverse tax consequences of realizing FAPI Income or such other income) or minimizing the amount of any income described in clause (ii) above that would not qualify as “exempt earnings” (and any adverse tax consequences of realizing any non-qualifying income). The Company shall (and shall cause the relevant Company Entities to) take such actions (or refrain from taking such actions) as may be reasonably requested by TR U.S. to minimize the amount of any FAPI Income (and other income to be imputed under Section 17 of the Canadian Tax Act) (and any adverse tax consequences of realizing FAPI Income or such other income) or minimize the amount of any income described in clause (ii) above that would not qualify as “exempt earnings” (and any adverse tax consequences of realizing any non-qualifying income).

(c)    The Company acknowledges that TR U.S. desires that (i) the Company qualify as a “foreign affiliate” of TR Parent (or other relevant Canadian affiliate of TR Parent) for purposes of the Canadian Tax Act in respect of which TR Parent (or such relevant Canadian affiliate of TR Parent) has a “qualifying interest” for purposes of the Canadian Tax Act (such qualification, the “FA Status”), and (ii) the Equity Securities of the Company constitute “excluded property” as defined in subsection 95(1) of the Canadian Tax Act (such qualification, the “EP Status”). In furtherance of the foregoing, the Company shall provide TR U.S. with information reasonably requested by it to allow TR U.S. to make its own determination of whether any material transaction contemplated by the Company would reasonably be expected to jeopardize the FA Status or EP Status and to allow TR U.S. to make its own determination of whether the Company would qualify as a “controlled foreign affiliate” of TR Parent (or other relevant Canadian affiliate of TR Parent) for purposes of the Canadian Tax Act (such status, the “CFA Status”). The Company (1) agrees to, upon request by TR U.S., reasonably cooperate with TR U.S. in good faith to assess the FA Status, EP Status or CFA Status; (2) agrees to, upon request by TR U.S., use commercially reasonable efforts to cooperate with any such request of TR U.S. to enable TR U.S. to determine whether any material transaction contemplated by the Company would reasonably be expected to jeopardize the FA Status or EP Status or change the CFA Status; and (3) shall (and shall cause its Subsidiaries to) take such actions (or refrain from taking such actions) as may be reasonably requested by TR U.S. to preserve the FA Status and the EP Status. For the avoidance of doubt, this Section 8.7(c)

shall not prohibit any Transfers or Issuances of Interests that are otherwise permitted under this Agreement.

(d)    The Company shall use commercially reasonable efforts to cause any dividend or distribution by it to qualify as a dividend for purposes of subsection 90(2) of the Canadian Tax Act and for any such dividend or distribution paid to any TR Group Entity to be paid more than 90 days after the commencement of the taxation year (as determined for purposes of the Canadian Tax Act) of the Company.

(e)    In the event that there are changes to the Canadian Tax Act that amend or replace concepts under the Canadian Tax Act such as FAPI Income, “exempt earnings”, “foreign affiliate”, “qualifying interest”, “controlled foreign affiliate”, “excluded property”, or the treatment of earnings of or distributions from “foreign affiliates”, or that introduce new provisions regarding the treatment of affiliates of Canadian corporations and their shareholders, the Company and TR U.S. shall reasonably cooperate with one another so that Section 8.7(b), Section 8.7(c) and Section 8.7(d) above can be implemented in a manner that reflects the principles established by those sections having regard to the Canadian Tax Act as so amended.

(f)    Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to take or refrain from taking any action pursuant to this Section 8.7 to minimize any CFC Income, FAPI Income (or other income to be imputed under Section 17 of the Canadian Tax Act), or income that would not qualify as “exempt earnings”, preserve FA Status or EP Status, or pay dividends in accordance with Section 8.7(d), as applicable (each, a “Tax Objective” and collectively, the “Tax Objectives”) if doing so would reasonably be expected to (i) prevent the business objectives of any contemplated transaction from being achieved and/or (ii) result in adverse consequences to the Company Entities, the TR Group Entities or the BCP York Group Entities (or the direct or indirect equityholders of the BCP York Group Entities) which adverse consequences are not de minimis; provided that if the Company determines (or TR U.S. or BCP York notifies the Company that it has determined) that such action (or failure to take such action) would reasonably be expected to have such an adverse consequence, then, (A) the Company shall promptly notify TR U.S. and BCP York of such determination, (B) the Company, TR U.S. and BCP York shall cooperate in good faith to identify and implement any alternatives for accomplishing the relevant Tax Objective and minimizing such adverse consequence, and (C) in the event that the Company, TR U.S. and BCP York are unable to agree on and implement any alternatives for accomplishing the relevant Tax Objective and minimizing any adverse consequences, and any adverse consequences are still not de minimis, in determining how to proceed and whether to take or refrain from taking the relevant action, the Company shall take into account the relative adverse consequences to the TR Group Entities and the BCP York Group Entities, including any reimbursement or compensation offered by the TR Group or the BCP York Group to the Company or the other Group.

(g)    Notwithstanding anything in this Agreement to the contrary, (i) this Section 8.7 shall not apply to any transactions or arrangements that are effective at or prior to the Closing (unless such transactions or arrangements are in violation of this Agreement or the Transaction Documents) or to which BCP York and TR U.S. have otherwise expressly consented in accordance with this Agreement, (ii) so long as the Company has made good faith efforts to comply with this Section 8.7 and acted with reasonable care, neither the Company nor any Investor shall have any liability to any other Person in respect of the matters contained in this Section 8.7 and (iii) the Investors shall cooperate with the Company (including by providing any necessary information and consents) to permit the Company to comply with its obligations pursuant to this Section 8.7 and implement any transaction or other action in connection with this Section 8.7; provided that no Investor shall be required to provide any information to the Company or any other Person regarding its beneficial ownership that it deems confidential.

Section 8.8    Information and Cooperation in Respect of Tax Matters. The Company shall use commercially reasonable efforts to inform each of TR U.S. and BCP York reasonably in advance of, and shall consider in good faith any comments received from TR U.S. or BCP York in respect of, any material transaction contemplated by any of the Company Entities. The Company shall use reasonable efforts to cooperate with any request from either TR U.S. or BCP York to minimize any adverse Tax consequences to the TR Group Entity or any BCP York Group Entity (including the direct or indirect equityholders of the BCP York Group Entities) (as applicable) in connection with any such material transaction to the extent permitted by applicable Law; provided that the Company shall not be required to cooperate with any such request (or take or refrain from taking any action pursuant to any such request) pursuant to this Section 8.8 if doing so would reasonably be expected to result in adverse consequences that are not de minimis to any Company Entity or any other Investors (including the direct or indirect equityholders of the BCP York Group Entities). For the avoidance of doubt, nothing in this Section 8.8 shall in any way limit the obligations of the Company or any Investor under any other provision of this Article 8.

Section 8.9    Thomson TradeWeb LLC. In the case of any sale, exchange or other disposition of all or substantially all of the assets owned, directly or indirectly, by Thomson TradeWeb LLC (whether in a single transaction or in a series of such transactions), the Company shall, prior to such sale, exchange or other disposition (or series of transactions), transfer all of the equity interests of Thomson TradeWeb LLC to a U.S. Subsidiary of the Company that is the common parent or other member of a “consolidated group” within the meaning of Treasury Regulations Section 1.1502-1(h) unless BCP York and TR U.S. reasonably determine to structure such sale, exchange or other disposition in another tax-efficient manner.

Section 8.10    Specified Tax Matters.

(a)    Notwithstanding any provision in the Transaction Agreement or any other Transaction Document, but subject to the requirements in this Section 8.10, TR U.S. shall have the right (at its own expense) to control the conduct of any issue in connection with a Tax Proceeding of the Company or any of its Subsidiaries that is initiated by the Internal Revenue Service to the extent such issue relates to the Specified Tax Matter (any such issue in connection with a Tax Proceeding, a “Relevant Tax Proceeding”). Without limiting the generality of the foregoing but subject to the immediately following sentence, TR U.S. shall have the right to make all decisions in connection with any Relevant Tax Proceeding (including selection of counsel) and may (A) pursue, forgo or abandon any and all administrative appeals, proceedings, hearings and conferences with the Internal Revenue Service or court of competent jurisdiction with respect thereto, (B) submit or prepare any documentation or written materials in connection therewith or (C) settle, compromise or abandon any such Relevant Tax Proceeding or agree to an assessment with the Internal Revenue Service in connection with such Relevant Tax Proceeding. Notwithstanding the foregoing or anything in this Section 8.10 to the contrary, (i) TR U.S. shall consult with BCP York before taking any significant action in connection with a Relevant Tax Proceeding, (ii) TR U.S. shall consult with BCP York and offer BCP York an opportunity to comment before submitting any written materials prepared or furnished in connection with such Relevant Tax Proceeding, (iii) BCP York (and counsel of its own choosing) shall be entitled to participate in such Relevant Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority at its own expense, (iv) TR U.S. shall defend such Relevant Tax Proceeding diligently and in good faith unless it is settled, compromised or abandoned in accordance with this Section 8.10, and (v) TR U.S. shall not settle, compromise or abandon any such Relevant Tax Proceeding or agree to an assessment in connection with such Relevant Tax Proceeding unless TR U.S. reasonably determines in good faith (following good faith consultation with BCP York) that doing so would result in a favorable settlement of an issue in connection with a Tax Proceeding of TR U.S. or any of its Affiliates where (A) such issue affects the TR Specified Tax Matter and (B) all Tax costs to TR U.S. and its Affiliates of continuing to pursue such Relevant Tax Proceeding would be materially greater than TR U.S.’s indirect share (determined based on TR U.S.’s ownership percentage of the Company) of the Tax benefit to the Company and its Subsidiaries that would be lost if such Relevant Tax Proceeding were settled, compromised or abandoned or as a result of such assessment.

(b)    Notwithstanding any provision to the contrary in this Section 8.10, the TR Group shall not be permitted to (or cause the Company or its Subsidiaries to) (i) change, revoke or amend any Tax Return of, or any prior decision, determination, reporting or position made or taken by, the Company or any of its Subsidiaries with respect to the Specified Tax Matter or (ii) voluntarily disclose, or initiate any discussions with any Tax Authority with respect to, the Specified Tax Matter, in each case other than in connection with a Relevant Tax Proceeding.

(c)    Notwithstanding any provision to the contrary in this Section 8.10, the Transaction Agreement or any other Transaction Document, the foregoing provisions shall control in respect of any Relevant Tax Proceeding. For the avoidance of doubt, except as otherwise provided in the Transaction Agreement, the Company shall have exclusive control over the conduct of all Tax Proceedings of the Company and its Subsidiaries other than a Relevant Tax Proceeding.

(d)    For the avoidance of doubt, nothing in this Section 8.10 shall either expand or limit the rights of the Company and its Subsidiaries to indemnification pursuant to the Transaction Agreement.

(e)    The above provisions in this Section 8.10 shall survive the Closing until the earlier of (i) sixty (60) days following the expiration of the statute of limitations for the taxable year of Thomson Reuters (GRC) Inc. that includes the Closing Date, (ii) a Change of Control of the Company or Thomson Reuters (GRC) Inc. or (iii) a Qualified IPO.

ARTICLE 9

MISCELLANEOUS

Section 9.1    Assignment. Neither this Agreement nor any of the rights and obligations of the Parties may be assigned by any Party without the prior written consent of the other Parties, subject to the joinder requirements of Section 3.1(a) and the provisions of Section 7.5(b) and Section 7.5(c). Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 9.1 shall be null and void.

Section 9.2    Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder, except that (a) the BCP York Group Entities are intended to be third-party beneficiaries of the rights of BCP York and Blackstone Parent; (b) the TR Group Entities are intended to be third-party beneficiaries of the rights of TR U.S.; (c) the Investor Group Entities are intended to be third-party beneficiaries of Section 6.1, Section 6.2, Section 6.3(a) and (c) (in their capacity as the Information Recipients), Section 7.1, Section 7.3 and Section 7.4; (d) the Indemnified Persons are intended to be third-party beneficiaries of Section 7.1 and Section 7.3; (e) the Affiliated Persons are intended to be third-party beneficiaries of Section 7.3 and Section 7.4; and (f) the Affiliated Institutions are intended to be third-party beneficiaries of Section 7.3(e).

Section 9.3    Notices. All notices, consents, confirmations, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five Business Days following sending by registered or certified mail, postage prepaid; (b) when delivered, if before 5:00 p.m. U.S. Eastern time on a Business Day, or on the next succeeding Business Day otherwise, if delivered personally to the intended recipient; (c) one Business Day following sending by overnight delivery via a national or international courier service; or (d) when sent, if before 5:00 p.m. U.S. Eastern time on a Business Day, or on the next succeeding Business Day otherwise, if sent by email and either (x) return receipt or confirmation reply is subsequently received or (y) a copy is delivered personally or sent by overnight delivery via a national or international courier service within one Business Day thereafter, and, in each case, addressed to a Party at the following address for such Party.

If to the Company:

King (Cayman) Holdings Ltd.

3 Times Square

New York, New York 10036

Attention:	Darren Pocsik
Email:	darren.pocsik@refinitiv.com

And copies (which copies shall not constitute notice) to:

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Attention:	Martin J. Brand
Eli A. Nagler
Sachin J. Bavishi
Email:	brand@Blackstone.com
eli.nagler@blackstone.com
sachin.bavishi@blackstone.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:	Wilson S. Neely
Elizabeth A. Cooper
Email:	wneely@stblaw.com
cooper@stblaw.com

If to BCP York or any BCP York Group Entity:

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Attention:	Martin J. Brand
Eli A. Nagler
Sachin J. Bavishi
Email:	brand@blackstone.com
eli.nagler@blackstone.com
sachin.bavishi@blackstone.com

And copies (which copies shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:	Wilson S. Neely
Elizabeth A. Cooper
Email:	wneely@stblaw.com
cooper@stblaw.com

If to TR Group or any TR Group Entity:

Thomson Reuters

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2

Canada

Attention:	Erin Brown, Treasurer
Email:	erin.c.brown@thomsonreuters.com

And a copy (which copy shall not constitute notice) to:

Thomson Reuters Corporation

Metro Center, One Station Place

Stamford, Connecticut 06902

United States

Attention:	Marc E. Gold, Senior Vice President & Associate General Counsel
Email:	marc.gold@thomsonreuters.com
legal@thomsonreuters.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Edward D. Herlihy
Nicholas G. Demmo
Email:	EDHerlihy@wlrk.com
NGDemmo@wlrk.com

or to such other address(es) as shall be furnished in writing by any such Party to the other Parties in accordance with the provisions of this Section 9.3.

Section 9.4    Interpretation. Captions, headings and titles contained in this Agreement and the Schedules attached hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, the exhibits or the schedules. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or an exhibit or schedule to this Agreement, unless otherwise indicated. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any exhibit or schedule hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the exhibits and schedules hereto, and not to any particular provision of this Agreement. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. Any pronoun shall include the corresponding masculine, feminine and neuter forms. Any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended and all exhibits, schedules and other attachments thereto. Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced. Any reference herein to a particular provision or part of a statute will include a reference to that provision or part as it may be renumbered or amended from time to time and any successor provision or part or any renumbering or amendment thereof. Any reference to a Person shall include such Person’s successors and permitted assigns.

Section 9.5    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each Party shall have received counterparts hereof signed by each of the other Parties. If any signature is delivered in PDF or other electronic form, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf the signature is executed) with the same force and effect as if such PDF or electronic signature were an original thereof.

Section 9.6    Entire Agreement. This Agreement, the exhibits and schedules annexed hereto, and the Transaction Documents constitute the entire understanding between the Parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The Parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

Section 9.7    Severability. Every provision of this Agreement is intended to be severable. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. Upon such determination of illegality or invalidity, the Parties shall negotiate in good faith to amend this Agreement to effect the original intent of the Parties. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other competent jurisdiction.

Section 9.8    Dispute Resolution. Except with respect to any request for equitable relief pursuant to Section 9.14, if there is a dispute between the Parties or their respective Affiliates arising out of or relating to this Agreement, any Party may, at any time, give notice to the other Parties requesting to discuss actions that might be taken to resolve such dispute and the Parties shall, promptly upon receipt of such notice, negotiate in good faith with respect to the disputed issue and use commercially reasonable efforts to resolve such dispute; provided, however, that nothing contained in this Agreement shall obligate or require (or be construed to obligate or require) any Party to agree upon any such actions. If the Parties shall have failed to reach a resolution of the dispute within 30 days after notice of such dispute has been given any Party may, at any time within 15 days after the expiration of such 30-day period, give written notice to the other Parties requesting that the respective senior officers of the Parties discuss such actions, and, as promptly as practicable after such notice has been given, each Party shall cause such senior officers to negotiate in good faith with respect to such actions and use commercially reasonable efforts to resolve such dispute within 10 days of the matter being submitted to them; provided, however, that nothing contained in this Agreement shall obligate or require (or be construed to obligate or require) any of such senior officers to agree upon any such actions.

Section 9.9    Governing Law. This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of New York, without reference to its conflicts of law principles.

Section 9.10    Jurisdiction. Each Party irrevocably agrees that any Proceeding against them arising out of or in connection with this Agreement or the transactions contemplated by this

Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum.

Section 9.11    Service of Process. Each of the Parties consents to service of any process, summons, notice or document that may be served in any Proceeding in the United States District Court for the Southern District of New York or the state courts of New York located in New York County, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 9.3, to such Party’s respective address set forth in Section 9.3. It is further agreed that (A) a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; (B) nothing in this Section 9.11 shall affect the right of any Party to serve legal process in any other manner permitted by Law; and (C) the consent to jurisdiction provided in this Section 9.11 shall not constitute a general consent to service of process in the State of New York.

Section 9.12    Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any Transaction Document or the transactions contemplated hereby or thereby or disputes relating hereto or thereto. Each Party (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver; and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.12.

Section 9.13    Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled only by an instrument in writing signed by each of the Parties, and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by or on behalf of the Party waiving compliance. No course of dealing between the Parties shall be effective to amend or waive any provision of this Agreement. Except as specifically provided herein, the failure or delay of any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

Section 9.14    Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement; and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.14 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.15    Cumulative Remedies. Except as specifically provided herein, all remedies, either under this Agreement or by Law or otherwise afforded, shall be cumulative and not alternative.

Section 9.16    Joint Drafting. The Parties have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the Parties, and no rule of construction will be invoked respecting the authorship of this Agreement.

Section 9.17    Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement or any of the Transaction Documents, which obligation is performed, satisfied or fulfilled completely by an affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.18    Termination. Except to the extent specified otherwise in this Agreement, this Agreement shall terminate and be of no further force and effect as to any Investor and the other members of the related Investor Group Entity upon the earlier to occur of (i) the mutual written agreement of such Investor, the other Investor and the Company, (ii) upon the consummation of a Change of Control of the Company, (iii) upon the dissolution, liquidation or winding-up of the Company, other than in connection with an IPO Conversion and (iv) the date on which such Investor and the other members of the applicable Group, taken together, no longer have an Ownership Interest in the Company (provided that (a) Section 8.1, Section 8.2(a), Section 8.2(c), Section 8.3, Section 8.4, Section 8.5, and Section 8.6 shall each survive until the date on which neither Investor nor member of either Group has an Ownership Interest in the Company (and for such longer period as reasonably necessary with respect to matters relating to taxable periods (or portions thereof) during which the relevant Investor or a member of its Group had an Ownership Interest in the Company)), (b) Section 2.4, Section 5.1, Section 5.2 and Section 5.3 shall survive according to their terms, and Section 5.4 shall survive until the termination of the last of Section 5.1, Section 5.2 and Section 5.3, (c) Section 6.2 shall survive with respect to each Investor and the members of their Group for such period as is reasonably required for the purposes set forth in Section 6.2(e) and Section 6.2(g), (d) Section 6.3 shall survive according to its terms, (e) Section 6.4 and Section 7.4(b) shall survive indefinitely, (f) Section 8.7 shall survive for so long as the matters addressed therein are relevant to TR U.S. and its Affiliates (taking into account the Ownership Interest of the TR Group (and structure thereof), the direct and indirect equityholders of the Company other than TR U.S. and its Affiliates, and all other relevant facts and circumstances), (g) Section 8.10 shall survive for the time period set forth in Section 8.10(e), (h) Section 2.1, Section 2.2 and Section 2.3 shall survive according to their terms until the consummation of a Company Sale and (i) Article I and Article IX shall survive to the extent relating to any of the foregoing surviving provisions). The termination of this Agreement will not affect any indemnification or contribution rights or obligations or related provisions under Section 7.3, which shall survive such termination with respect to any rights or actions existing at or prior to the time of such termination.

[Remainder of page deliberately blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

THOMSON REUTERS U.S. LLC

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Senior Vice President and Assistant Secretary

BCP YORK HOLDINGS (DELAWARE) L.P.

By:	BCP YORK HOLDINGS GP (DELAWARE) L.L.C., its general partner

By:	/s/ Eli Nagler
Name: Eli Nagler
Title: Vice President

KING (CAYMAN) HOLDINGS LTD.

By:	/s/ Martin J. Brand
Name: Martin J. Brand
Title: Director

[Signature Page to Investor Rights Agreement]

SCHEDULE 1.1(a)

[Redacted – Company Sale Threshold Price calculation methodology]

SCHEDULE 1.1(b)

SCREENING PRODUCTS

TR Group Entities: CLEAR

Company Entities: Enhanced Due Diligence; World-Check

1099 PRODUCTS

TR Group Entities: Standalone 1099 production tool that connects and bridges trade level data from a variety of trust and trade accounting platforms into ONESOURCE product for production of 1099s

Company Entities: Beta Brokerage 1099 add-on module

SCHEDULE 1.1(c)

TRANSACTION DOCUMENTS

[Redacted – list of Transaction Documents]

SCHEDULE 2.1

INITIAL MEMBERS OF THE COMPANY BOARD

1.	Martin Brand

2.	David Calhoun (Chair)

3.	Eli Nagler

4.	Jennifer Kerr

5.	Jason Young

6.	David Craig

7.	James C. Smith

8.	Stephane Bello

9.	Deirdre Stanley

10.	Neil Masterson

SCHEDULE 3.1(A)

FORM OF JOINDER

This JOINDER AGREEMENT (this “Joinder Agreement”) is being made pursuant to that certain Investor Rights Agreement, dated as of [●], 2018, by and among BCP York Holdings (Delaware) L.P., a Delaware limited partnership, Thomson Reuters U.S. LLC, a Delaware limited liability company, and King (Cayman) Holdings Ltd., a Cayman Islands Exempted Limited Company (the “Investor Rights Agreement”). Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Investor Rights Agreement.

By executing and delivering this Joinder Agreement to the Investor Rights Agreement, the undersigned hereby adopts and approves the Investor Rights Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the transferee of Interests, to become a party to, and to be bound by and comply with the provisions of, the Investor Rights Agreement applicable to a Party, an Investor and a [TR Group Entity] [BCP York Group Entity], respectively, in the same manner as if the undersigned were an original signatory to the Investor Rights Agreement.

The undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Investor Rights Agreement, it is a Permitted Transferee of [●] and will be the lawful record owner of [●] Interests as of the date hereof. The undersigned covenants and agrees that in the event that it ceases to be a [TR Group Entity] [BCP York Group Entity], it shall promptly re-transfer all of its Interests to a Person that is then a [TR Group Entity] [BCP York Group Entity] that would be a Permitted Transferee.

Each party to the Investor Rights Agreement is intended to be a third party beneficiary to this Joinder Agreement and shall be entitled to rely upon, and enforce this Joinder Agreement, to the same extent as if it were a signatory hereto.

[Signature Page Follows]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the          day of

TRANSFEREE

Print Name:

Address:

Telephone:

Facsimile:

SCHEDULE 5.3

EMPLOYMENT BANDS

[Redacted – description of employment bands subject to non-solicitation covenants contained in Section 5.3]

SCHEDULE 6.3(e)

INFORMATION

Revenue by type

•	Recurring

•	Transactions

•	Recoveries

Revenue growth rate for each revenue type listed above

•	Reported

•	Constant currency

•	Organic

EBITDA and related growth/margin

Capital expenditures

Free cash flow

Debt outstanding